As filed with the Securities and Exchange Commission on June 27, 1996

                                         Registration No. 333-
============================================================================

                    SECURITIES AND EXCHANGE COMMISSION

                          Washington, D. C. 20549



                                 FORM S-1

                          REGISTRATION STATEMENT

                                   UNDER

                        THE SECURITIES ACT OF 1933



                       HIBBETT SPORTING GOODS, INC.
          (Exact name of registrant as specified in its charter)


          Alabama                           5941                63-1074067
 (State or other jurisdiction of     (Primary Standard      (I.R.S. Employer
 incorporation or organization)   Industrial Code Number)  Identification No.)

                            451 Industrial Lane
                         Birmingham, Alabama 35211
                              (205) 942-4292
            (Address, including zip code, and telephone number,
     including area code, of registrant's principal executive offices)


                            Susan H. Fitzgibbon
                          Chief Financial Officer
                       Hibbett Sporting Goods, Inc.
                            451 Industrial Lane
                         Birmingham, Alabama 35211
                              (205) 942-4292
         (Name, address, including zip code, and telephone number,
                including area code, of agent for service)

                                  Copies to:

      Alan Dean                Gregory S. Curran           Steven Della Rocca
 Davis Polk & Wardwell          Balch & Bingham             Latham & Watkins
 450 Lexington Avenue      1901 Sixth Avenue North,         885 Third Avenue,
New York, New York 10017         Suite 2600                    Suite 1000
    (212) 450-4000        Birmingham, Alabama 35203   New York, New York 10022
                                 (205) 226-3459              (212) 906-1200

     Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the
Securities Act of 1933, check the following box.   o

                        CALCULATION OF REGISTRATION FEE
==============================================================================
                                      Proposed Maximum
     Title of Each Class             Aggregate Offering         Amount of
of Securities to be Registered          Price(1)(2)          Registration Fee
- -------------------------------      ------------------      ----------------

Common Stock, par value $.01
  per share....................         $34,500,000               $11,897
==============================================================================

- ------------
(1) Includes $4,500,000 of Common Stock which the Underwriters have the right to purchase to cover over-allotments.
(2) Estimated solely for the purposes of computing the amount of the registration fee pursuant to Rule 457 under the Securities Act of 1933.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the
Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.
============================================================================

                  SUBJECT TO COMPLETION, DATED JUNE 27, 1996

PROSPECTUS
                                                  Shares

                         HIBBETT SPORTING GOODS, INC.

                                 Common Stock


     All of the shares of Common Stock, par value $.01 per share (the "Common Stock"), being offered hereby (the "Offering") are being sold by Hibbett Sporting Goods, Inc. ("Hibbett" or the "Company"). Prior to this Offering, there has not been a public market for the Common Stock. It is currently estimated that the initial public offering price will be between
$       and $        per share.  See "Underwriting" for information relating
to the factors considered in determining the initial public offering price. Application will be made to trade the Common Stock on The Nasdaq Stock market's National Market under the symbol "HIBB."

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

     SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF
CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
      AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
          HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
             SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
              ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                  TO THE CONTRARY IS A CRIMINAL OFFENSE.


                                     Underwriting Discounts      Proceeds to
                Price to Public       and Commissions (1)        Company(2)
                ---------------      ----------------------      -----------
Per Share      $                    $                           $
Total(3)       $                    $                           $

- ------------
(1) For information regarding indemnification of the Underwriters, see "Underwriting."
(2)  Before deducting expenses of the Offering estimated at $      payable
     by the Company.
(3)  The Company has granted the Underwriters a 30-day option to purchase
     up to    additional shares of Common Stock, solely to cover
     over-allotments, if any. See "Underwriting." If such option is exercised in full, the total Price to Public, Underwriting Discounts
     and Commissions and Proceeds to Company will be $        , $
     and $        ,  respectively.

     The shares of Common Stock are being offered by the several
Underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions. It is expected that certificates for the shares of Common Stock offered hereby will be
available for delivery on or about               , 1996 at the offices
of Smith Barney Inc., 333 West 34th Street, New  York, New York 10001.

SMITH BARNEY INC.
                 MONTGOMERY SECURITIES
                                     THE ROBINSON-HUMPHREY COMPANY, INC.

               , 1996


     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY
OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.



                              PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by and
should be read in conjunction with the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. All references to fiscal years of the Company in this Prospectus refer to the fiscal years ended on the Saturday nearest to January 31 of such year, except that references to the Company's fiscal years 1992 and 1993 refer to the fiscal years ended on January 31 of such year. Unless otherwise indicated, the information in this Prospectus (i) assumes that the Underwriters' overallotment option is not exercised and (ii) gives effect to a
1 for    reverse stock split to be effected on           , 1996.

                                The Company

     Hibbett Sporting Goods, Inc. ("Hibbett" or the "Company") is a leading rapidly-growing operator of full-line sporting good stores in small to mid-sized markets in the southeastern United States. The Company's stores offer a broad assortment of quality athletic footwear, apparel and equipment at competitive prices with superior customer service. The Company's stores offer a core selection of brand name merchandise with an emphasis on team and individual sports complemented by a selection of localized apparel and accessories designed to appeal to a wide range of customers within each market. The Company's stores are among the primary retail distribution alternatives for brand name vendors that seek to reach Hibbett's target markets. Hibbett has received the Nike Retailer Excellence Award for the Southeast region for eight consecutive years based on its performance in the full-line sporting goods category.

     The Company currently operates 60 Hibbett Sports stores as well as eight smaller-format Sports Additions athletic shoe stores and three larger-format Sports & Co. superstores. The Company's primary retail format and growth vehicle is Hibbett Sports, a 5,000 square foot store located predominantly in enclosed malls. Hibbett Sports is typically the primary, full-line sporting goods retailer in its markets because of, among other factors, its more extensive selection of traditional team and individual sports merchandise and its superior customer service.

Key Business Strategies

     Unique Emphasis on Small Markets. The Company targets markets ranging in population from 30,000 to 250,000. Management believes that it is currently targeting markets of this size in the Southeast more aggressively than any of its competitors. By targeting smaller markets, the Company believes that it is able to achieve significant strategic advantages, including numerous expansion opportunities, comparatively low operating costs, and a more limited competitive environment than generally faced in larger markets. In addition, the Company establishes greater customer and vendor recognition as the leading full-line sporting goods retailer in the local community.

     Specialized Regional Focus. With over 30 years of experience as a full-line sporting goods retailer in the Southeast, Hibbett benefits from strong name recognition, a loyal customer base and operating and cost efficiencies. Although the core merchandise assortment tends to be similar for each Hibbett Sports store, important local and regional differences frequently exist. Management believes that its ability to merchandise to local sporting or community interests differentiates Hibbett from its national competitors. The Company's regional focus also enables it to achieve significant cost benefits including lower corporate expenses, reduced distribution costs, and increased economies of scale from its marketing activities.

     Low Cost Culture. In addition to the cost benefits of the Company's small market emphasis and regional focus, over its long operating history Hibbett's management has instilled a low cost corporate culture. Management exercises tight control over store level operating expenses, real estate costs and corporate overhead. The Company's management information systems enable senior management to make timely and informed merchandise decisions, maintain tight inventory control and monitor store-level financial performance on a timely basis.

     Emphasis on Training and Customer Satisfaction. Management seeks to exceed customer expectations in order to build loyalty and generate repeat business. The Company hires enthusiastic sales personnel with an interest in sports and provides them with extensive training to create a sales staff with strong product knowledge dedicated to outstanding customer service. Such training typically includes a two-part program on selling skills and continuing product/technical training which is conducted through in-store clinics and video presentations, as well as interactive group discussions.

     Investment in Management and Infrastructure. The Company's experienced management team and information and distribution systems are expected to facilitate the Company's future growth. The Company's new headquarters and distribution center is currently capable of servicing in excess of 150 Hibbett Sports stores and has significant expansion potential to support the Company's growth for the foreseeable future. Through its comprehensive information systems, the Company monitors all aspects of store operations on a daily basis and is able to control inventory levels and operating costs.

Expansion Strategy

     The Company is accelerating its rate of new store openings to take advantage of the growth opportunities in its target markets. As the Company continues to expand, Hibbett Sports will remain its primary growth vehicle. The Company plans to open 17 Hibbett Sports stores in fiscal 1997 (four have been opened to date) and approximately 27 Hibbett Sports stores in fiscal 1998. The Company also intends to open one Sports & Co. superstore and one Sports Additions store in fiscal 1997. The Company will selectively open Sports Additions stores and Sports & Co. superstores as opportunities arise in the future. The Company has identified over 500 potential markets for future Hibbett Sports stores within the states in which it operates and in contiguous states. Hibbett's clustered expansion program, which calls for opening new stores within a two-hour driving radius of another Company location, allows it to take advantage of efficiencies in distribution and regional management.

     The Company believes its business and expansion strategies have contributed to its increasing net sales and operating profits. Over the past five fiscal years, net sales have increased at a 20.3% compound annual growth rate to $67.1 million in fiscal 1996 and operating income has increased at a 29.3% compound annual growth rate to $5.6 million in fiscal 1996.

     The Company's principal executive offices are located at 451
Industrial Lane, Birmingham, Alabama 35211, and its telephone number is 205-942-4292.

                               The Offering

Common Stock offered....................         shares of Common Stock
Common Stock to be outstanding after
  the Offering..........................         shares of Common Stock(1)
Use of Proceeds.........................         To redeem $16.0 million in
                                                 aggregate principal amount
                                                 of Subordinated Notes and
                                                 accrued interest thereon
                                                 and to repay a $1.0
                                                 million Term Loan and
                                                 accrued interest thereon,
                                                 with the balance to be
                                                 used to reduce outstanding
                                                 balances under its
                                                 Revolving Loan Agreement.
                                                 See "Use of Proceeds."

Proposed Nasdaq National Market symbol..         "HIBB"

- ------------
(1) Excludes options to acquire 681,749 shares of Common Stock that are issuable under outstanding, currently exercisable options.

             SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

       (In thousands, except per share and selected operating data)

                                                                                                            Thirteen Week
                                                              Fiscal Year Ended                             Period Ended
                                 --------------------------------------------------------------------   -------------------
                                 January 31,    January 31,   January 29,   January 28,   February 3,   April 29,     May 4,
                                    1992           1993         1994(1)        1995          1996         1995         1996
                                 ----------     ----------    ----------    -----------   -----------   ---------     ------
                                                              (52 Weeks)    (52 Weeks)     (53 Weeks)       (Unaudited)

Statement of Operations Data:
Net sales....................   $32,033         $36,366       $40,119       $52,266       $67,077       $15,001       $20,251
Gross profit.................     9,901          11,368        12,388        16,041        20,435         4,570         6,216
Operating income.............     2,020           2,693         2,877         4,522         5,642         1,476         2,429(2)
Interest expense.............       453             325           488           654         1,685(3)        182           910(3)
Income before provision for
 income taxes................     1,567           2,368         2,389         3,868         3,957         1,294         1,519
Net income...................       979(4)        1,462(4)      1,469         2,389         2,443           799           935
Net income per share.........       .03(4)          .04(4)        .04           .06           .07(5)        .02           .04(5)
Weighted average shares
 outstanding.................    38,687          38,722        39,678        39,678        35,613(3)     39,678        23,768(3)

Selected Operating Data:
Number of stores open at end
 of period:
  Hibbett Sports.............        34              33            41            52            56            52            58
  Sports & Co................         0               0             0             0             3             1             3
  Sports Additions...........         4               6             8             8             8             7             8
                                 -------        --------      --------      --------      --------      -------        ------
 Total.......................        38              39            49            60            67            60            69
                                 =======        ========      ========      ========      ========      =======        ======
Net sales growth.............      13.7%           13.5%         10.3%         30.3%         28.3%         28.6%         35.0%
Comparable store net sales
 increase (decrease)(6)......       2.4%           10.6%         (0.3%)        15.6%          6.2%          7.9%         15.7%

                                                    At May 4, 1996
                                          ---------------------------------
                                              Actual         As adjusted(7)
                                          ------------       --------------
                                                     (Unaudited)

Balance Sheet Data:
Working capital.......................       $14,598          $
Total assets..........................        37,703
Total debt............................      30,325(3)
Stockholders' investment (deficit)....      (7,158)(3)

- -------------
(1) During fiscal year 1994, the Company changed its fiscal year from a twelve-month period ending January 31 to a 52-53 week period ending on the Saturday nearest to January 31.

(2) Includes a $513,000 pre-tax gain on the sale of the Company's former headquarters and distribution facility.

(3) In November 1995, the Company completed a series of equity and debt transactions which resulted in a recapitalization of the Company and a change in controlling ownership of the common stock outstanding (the "Recapitalization"). The Recapitalization included the repurchase and retirement of 34,220,000 shares of common stock for cash and debt and the issuance of 17,609,000 new shares of common stock and debt in exchange for cash. The Recapitalization resulted in a substantial increase in total debt outstanding and a deficit in stockholders' investment.

(4) Prior to July 1, 1992, the Company was a Subchapter S corporation. Under these provisions the taxable income of the Company was included in the individual income tax returns of the stockholders. Effective July 1, 1992, the Company and its stockholders terminated the S corporation election and the Company became a taxable corporation. Thus, the provisions for income taxes for the fiscal years ended January 31, 1992 and 1993 give effect to the application of pro forma income taxes that would have been reported had the Company been a taxable corporation for federal and state income tax purposes for such fiscal years.

(5) The net proceeds from the Offering will be used to retire a substantial portion of the Company's debt. Accordingly, a presentation of supplemental net income per share before extraordinary item is calculated by dividing net income (after adjustment for applicable interest expense) by the number of weighted average shares outstanding after giving effect to the estimated number of shares that would be required to be sold (at the initial public offering price of $ per
     share) to repay $      and $      of debt at February 3, 1996 and
     May 4, 1996, respectively. Supplemental net income per share before extraordinary item for the fiscal year ended February 3, 1996 and the
     thirteen week period ended May 4, 1996 was $       and $           ,
     respectively. Supplemental net income per share after extraordinary item (to reflect the write-off of unamortized debt discount and debt issuance costs) for the fiscal year ended February 3, 1996 and the
     thirteen week period ended May 4, 1996 was $        and  $        ,
     respectively.

(6) Comparable store net sales data for a period reflect stores open throughout that period and the corresponding period of the prior fiscal year. For the periods indicated, comparable store net sales do not include sales by Sports & Co. superstores or Team Sales (as defined herein).

(7) Adjusted to give effect to the Offering and the application of the estimated net proceeds thereof as described in "Use of Proceeds."


                                 RISK FACTORS

     Before purchasing the shares of Common Stock offered hereby, a prospective investor should consider the specific factors set forth below as well as the other information set forth elsewhere in this Prospectus. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" for a description of other factors affecting the business of the Company generally.

Expansion Plans

     During fiscal 1994 through 1996, the Company opened approximately 10 new stores a year, growing from 39 stores at the beginning of fiscal 1994 to 67 stores at the end of fiscal 1996. The Company has opened four Hibbett Sports stores to date in fiscal 1997, and intends to open 13 additional Hibbett Sports stores, one Sports & Co. superstore and one Sports Additions store in fiscal 1997 as well as approximately 27 Hibbett Sports stores in fiscal 1998. The proposed expansion is substantially more rapid than the Company's historical growth, and the continued growth of the Company will depend, in large part, upon the Company's ability to open new stores in a timely manner and to operate them profitably. However, successful expansion is subject to various contingencies, many of which are beyond the Company's control. These contingencies include, among others,
(i) the Company's ability to identify and secure suitable store sites on a timely basis and on satisfactory terms and to complete any necessary construction or refurbishment of these sites, (ii) the Company's ability to hire, train and retain qualified managers and other personnel, and (iii) the successful integration of new stores into existing operations. No assurance can be given that the Company will be able to complete its expansion plans successfully; that the Company will be able to achieve results similar to those achieved with prior locations; or that the Company will be able to continue to manage its growth effectively. The Company's failure to achieve its expansion plans could materially adversely affect its business, financial condition and results of operations. In addition, operating margins may be impacted in periods in which incremental expenses have been incurred in advance of new store openings. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview; -Quarterly Fluctuations."

Merchandise Trends

     The Company's success depends in part on its ability to anticipate and respond to changing merchandise trends and consumer demand in a timely manner. Accordingly, any failure by the Company to identify and respond to emerging trends could adversely affect consumer acceptance of the merchandise in the Company's stores, which in turn could materially adversely affect the Company's business, financial condition and results of operations. In addition, if the Company miscalculates either the market for the merchandise in its stores or its customers' purchasing habits, it may be faced with a significant amount of unsold inventory, which could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, a major shift in consumer demand away from athletic footwear and apparel could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Merchandising."

Vendor Relationships

     The Company's business is dependent to a significant degree upon close relationships with vendors and the Company's ability to purchase brand-name merchandise at competitive prices. During fiscal 1996, the Company's largest vendor, Nike, represented approximately 35% of its purchases. The loss of key vendor support could have a material adverse effect on the Company's business, financial condition and results of operations.
The Company believes that it has long-standing and strong relationships with its vendors and that it has adequate sources of brand-name merchandise on competitive terms; however, there can be no assurance that the Company will be able to acquire such merchandise at competitive prices or on competitive terms in the future. In this regard, certain merchandise that is high profile and in high demand may be allocated by vendors based upon the vendors' internal criteria which are beyond the Company's control.
See "Business--Vendor Relationships."

Competition

     The business in which the Company is engaged is highly competitive and many of the items sold by the Company are sold by local sporting goods stores, department and discount stores, national and regional full-line sporting goods stores, footwear and other specialty sports supply stores, and traditional shoe stores. Many of the stores with which the Company competes are units of national chains that have substantially greater financial and other resources than the Company. Although several of those competitors like Foot Locker or Foot Action are already present in most of Hibbett Sports' mall locations, the Company believes that its Hibbett Sports format is able to compete effectively by distinguishing itself as a full-line sporting goods store emphasizing a selection of individual and team sports merchandise complemented by a localized mix of apparel and accessories. The Company's Sports & Co. superstores compete with sporting goods superstores, athletic footwear superstores, small-format sporting goods stores and mass merchandisers. Expansion by the Company into the markets served by its competitors, or entry of new competitors or expansion of existing competitors into the Company's markets could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Competition."

Retail Industry; Seasonality and Quarterly Fluctuations

     The Company's sales are subject to general economic conditions and could be adversely affected by a weak retail environment. No assurances can be given that purchases of sporting goods will not decline during recessionary periods. In addition, the Company has historically experienced and expects to continue to experience seasonal fluctuations in its net sales, operating income and net income. The Company's net sales, operating income and net income are typically higher in the fourth quarter due to sales increases during the Christmas season. An economic downturn during this period could adversely affect the Company to a greater extent than if such downturn occurred at other times of the year.

     The Company's quarterly results of operations may also fluctuate significantly as a result of a variety of factors, including, among other factors, the timing of new store openings, the amount and timing of net sales contributed by new stores, the level of pre-opening expenses associated with new stores, the relative proportion of new stores to mature stores, merchandise mix, the relative proportion of stores represented by each of the Company's three store concepts and demand for apparel and accessories driven by local interest in sporting events such as the NCAA basketball championship. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Quarterly Fluctuations."

Regional Market Concentration

     Most of the Company's stores are located in the southeastern United States. In addition, the Company's current expansion plans anticipate that all new stores will be located in the states where the Company currently has operations or in contiguous new states. Consequently, the Company's results of operations are more subject to regional economic conditions, regional weather conditions, regional demographic and population changes and other regional factors than the operations of more geographically diversified competitors. See "Business--Store Locations."

Dependence on Key Personnel

     The Company's future success depends to a significant extent upon the leadership and performance of its President and other executive officers. The loss of the services of certain of these individuals could have a material adverse effect on the Company's business, financial condition and results of operations. As the Company continues to grow, it will continue to hire, appoint or otherwise change senior managers and other key executives. There can be no assurance that the Company will be able to retain its executive officers and key personnel or attract additional qualified members to management in the future. The Company does not have employment or non-competition agreements with its executive officers other than Mr. Newsome, the President of the Company. None of the Company's senior management has any experience in managing a public company. See "Management."

Control of the Company by Certain Shareholders

     Upon the closing of the Offering, The SK Equity Fund, L.P. and SK Investment Fund, L.P. (collectively, the "Funds") will own approximately
    % of the outstanding Common Stock, and the Anderson Shareholders
(as defined herein) will own approximately     % of the outstanding Common
Stock. Pursuant to the Stockholders Agreement (as defined herein), the Funds and the Anderson Shareholders agreed to vote for a Board of Directors composed of the nominees of the Funds and the Anderson Shareholders. Directors are elected by a plurality of the votes cast by the holders of shares entitled to vote and cumulative voting is not permitted. Subject to the Stockholders Agreement, the Funds will have power to elect the directors of the Company and to determine the outcome of any matter submitted to a vote of the Company's shareholders for approval which requires a majority shareholder vote, and, acting together with the Anderson Shareholders, to determine the outcome of any matter that requires a two-thirds shareholder vote including mergers, consolidations or the sale of all or substantially all of the Company's assets, and to prevent or cause a change in control of the Company. See "Certain Transactions-- Stockholders Agreement" and "Principal Shareholders."

Potential Adverse Market Price Effects of Shares Eligible for Future Sale

     No prediction can be made as to the effect, if any, that future sales of Common Stock, or the availability of shares for future sales, will have on the market price of the Common Stock prevailing from time to time.
Sales of substantial amounts of Common Stock, or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock. Upon completion of the Offering, the Company will have
        (             if the Underwriters' overallotment option is exercised
in full) shares of Common Stock outstanding.  Of these shares, all of the
        (                if the Underwriters' overallotment option is
exercised in full) shares sold in the Offering will generally be freely transferable by persons other than affiliates of the Company, without restriction or further registration under the Securities Act of 1933, as
amended (the "Securities Act").  The remaining                 outstanding
shares of Common Stock ("Restricted Shares") will be "restricted securities" within the meaning of Rule 144 under the Securities Act and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including exemptions contained in Rule 144. Without considering the contractual restrictions described below,
approximately       Restricted Shares will become eligible for public
sale in accordance with the provisions of Rule 144 during the 12 months following the consummation of the Offering. The Company, its officers and directors, the Funds and the Anderson Shareholders have agreed that, for a period of 180 days following the date of this Prospectus, they will not, without the prior written consent of Smith Barney Inc., offer, sell, grant any option to purchase or otherwise dispose of Common Stock or any securities convertible into or exchangeable for Common Stock. See "Shares Eligible for Future Sale" and "Underwriting."

Lack of Prior Public Market and Volatility of Stock Price

     Prior to the Offering, there has been no public market for the Common Stock and there can be no assurance that an active trading market in the Common Stock will develop subsequent to the Offering or, if developed, that it will be sustained. The initial public offering price will be determined by negotiation between the Company and the Representatives of the Underwriters. See "Underwriting" for a discussion of factors considered in determining the initial public offering price. Upon commencement of the Offering, the Common Stock will be quoted on The Nasdaq National Market, which stock market has experienced and is likely to experience in the future significant price and volume fluctuations which could adversely affect the market price of the Common Stock without regard to the operating performance of the Company. In addition, the Company believes that factors such as quarterly fluctuations in the financial results of the Company, the overall economy and condition of the financial markets could cause the price of the Common Stock to fluctuate substantially.

Dilution

     Purchasers of Common Stock in the Offering will incur immediate and substantial dilution in net tangible book value per share. See "Dilution."


                                USE OF PROCEEDS

     The net proceeds to be received by the Company from the sale of Common Stock offered hereby (after deducting underwriting discounts and estimated
offering expenses) are expected to be approximately $   million ($   million
if the Underwriters' over-allotment option is exercised in full). The Company intends to use the net proceeds to redeem $16.0 million in aggregate principal amount of the Subordinated Notes (as defined herein) and accrued interest thereon, and to repay a $1.0 million Term Loan (as defined herein) and accrued interest thereon, with the balance to be used to reduce the outstanding balance on the Revolving Loan Agreement (as defined herein). Amounts repaid under the Revolving Loan Agreement may be reborrowed subject to satisfaction of borrowing base requirements. As of June 15, 1996 the Anderson Shareholders owned $11,426,000 principal amount of the Subordinated Notes and the Funds owned the remaining $4,574,000. The Subordinated Notes bear interest at the rate of 12% per annum and mature on November 1, 2002. The Term Loan bears interest at a floating rate (7.77% at June 15, 1996) and matures in November 1997. The Revolving Loan
Agreement bears interest at a floating rate (7.79% at June 15, 1996) and expires in November 2000.


                              DIVIDEND POLICY

     The Company currently anticipates that it will retain all available funds for use in the operation and expansion of its business and does not anticipate paying any cash dividends in the foreseeable future. In addition, the Revolving Loan Agreement prohibits the Company from declaring, paying or making any dividend or distribution on its Common Stock other than dividends or distributions payable in stock.


                                 DILUTION

     The Company's net tangible book value at May 4, 1996 was a deficit of $(7,158,000) or $(.31) per share of Common Stock. Without taking into account any changes in net tangible book value after May 4, 1996, other
than to give effect to the sale by the Company of         shares of Common
Stock offered hereby (at an assumed public offering price of $          per
share, before deduction of underwriting discounts and commissions and estimated offering expenses), the Company's pro forma net tangible book value
at May 4, 1996 would have been $      , or $      per share of Common Stock.
This represents an immediate increase in net tangible book value of $      per
share to existing shareholders and an immediate dilution in net tangible book
value of $       per share to new investors purchasing shares in the Offering.
The following table illustrates the per share dilution:

Public offering price.............................             $_____________

   Net tangible book value (deficit)
     before the Offering(1).......................  $    (0.31)
                                                    ----------
   Increase in net tangible book value
     attributable to new investors................
Dilution to new investors(2)......................             $_____________

- -----------
(1) Net tangible book value (deficit) per share is determined by dividing the net tangible book value (deficit) of the Company (tangible assets less liabilities) by the number of shares of Common Stock outstanding as of May 4, 1996.

(2) Dilution is determined by subtracting pro forma net tangible book value per share after the Offering from the amount of cash paid by a new investor for a share of Common Stock.

     The following table sets forth as of May 4, 1996 the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by the existing shareholders and by new investors:

                                    Shares Purchased               Total Consideration
                               --------------------------     -----------------------------
                                                                                                 Average Price
                                 Number         Percent          Amount          Percent           PerShare
                               ---------     ------------     -----------     -------------      -------------

Existing shareholders......                            %      $                          %      $
New Investors..............
                               ---------     ----------       -----------     -----------        -------------
 Total.....................                       100.0%      $                     100.0%      $
                               =========     ==========       ===========     ===========        =============


     The foregoing tables assume no exercise of outstanding stock options after May 4, 1996. At May 4, 1996, 681,749 shares of Common Stock were subject to outstanding options, at a weighted average exercise price of $.84. To the extent these options are exercised there will be further dilution to new investors. See "Management--Stock Option Plans" and Note 8 of Notes to Consolidated Financial Statements.

                              CAPITALIZATION

     The following table sets forth the Company's capitalization as of May 4, 1996 and as adjusted to give effect to the sale by the Company of shares of Common Stock offered hereby at an assumed initial public
offering price of $       per share (before deduction of underwriting
discounts and estimated expenses of the Offering) and application of the proceeds therefrom as described in "Use of Proceeds."

                                                                                           May 4, 1996
                                                                                         (in thousands)
                                                                                 -----------------------------
                                                                                   Actual          As Adjusted
                                                                                 -----------       -----------

Long-term debt:
Revolving Loan Agreement.....................................................       $14,773        $
Term Loan....................................................................         1,000
Subordinated Notes...........................................................        16,000
Unamortized debt discount....................................................        (1,448)
                                                                                 -----------       -----------
 Total long-term debt........................................................        30,325
                                                                                 -----------       -----------
Stockholders' investment (deficit):
Common Stock, $.01 par value per share, 50,000,000 shares authorized,
 23,389,000 shares issued and outstanding....................................           234
Paid-in capital..............................................................        14,933
Retained earnings (deficit)..................................................       (22,325)
                                                                                 -----------       -----------
 Total stockholders' investment (deficit)....................................        (7,158)
                                                                                 -----------       -----------
 Total capitalization........................................................       $23,167        $
                                                                                 ===========       ===========


            SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

     The statement of operations data and balance sheet data for each of the five fiscal years ended January 31, 1992, January 31, 1993, January 29, 1994, January 28, 1995, and February 3, 1996 set forth below have been derived from audited financial statements of the Company, except for the provision for income taxes, net income and net income per share in fiscal 1992 and 1993, which are pro forma amounts as explained in footnote 4. The data for the thirteen week periods ended April 29, 1995 and May 4, 1996 have been derived from unaudited financial statements of the Company. The unaudited financial statements include all adjustments, consisting of normal recurring adjustments, which the Company considers necessary for a fair presentation of its financial position and results of operations for these periods. Operating results for the thirteen week period ended May 4, 1996 are not necessarily indicative of the results that may be expected for any future period. The following data should be read in conjunction with the consolidated financial statements of the Company and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Prospectus.

                                                                                                             Thirteen Week
                                                                 Fiscal Year Ended                           Period Ended
                                   ------------------------------------------------------------------   ---------------------
                                   January 31,   January 31,   January 29,  January 28,   February 3,    April 29,    May 4,
                                      1992          1993         1994(1)        1995          1996          1995       1996
                                   -----------   -----------   -----------  -----------   -----------   ----------   --------
                                                               (52 Weeks)   (52 Weeks)    (53 Weeks)          (Unaudited)
                                                               (In thousands, except per share data)

Statement of Operations
Data:
Net sales......................    $32,033       $36,366       $40,119      $52,266       $67,077        $15,001      $20,251
Cost of goods sold, including
 warehouse, distribution, and
 store occupancy costs.........     22,132        24,998        27,731       36,225        46,642         10,431       14,035
                                   -------       -------       -------      -------       -------       --------     --------
Gross profit...................      9,901        11,368        12,388       16,041        20,435          4,570        6,216
Store operating, selling, and
 administrative expenses ......      6,859         7,446         8,352       10,197        13,326          2,681        3,344(2)
Depreciation and amortization..        657           814           932        1,066         1,322            383          393
Management fees(3).............        365           415           227          256           145             30           50
                                   -------       -------       -------      -------       -------       --------     --------
Operating income...............      2,020         2,693         2,877        4,522         5,642          1,476        2,429
Interest expense...............        453           325           488          654         1,685(7)         182          910(7)
                                   -------       -------       -------      -------       -------       --------     --------
Income before provision for
 income taxes..................      1,567         2,368         2,389        3,868         3,957          1,294        1,519
Provision for income taxes.....        588(4)        906(4)        920        1,479         1,514            495          584
                                   -------       -------       -------      -------       -------       --------     --------
Net income.....................       $979(4)     $1,462(4)     $1,469       $2,389        $2,443           $799         $935
                                   =======       =======       =======      =======       =======       ========     ========
Net income per share...........    $   .03(4)     $  .04(4)    $   .04      $   .06       $   .07(5)     $   .02      $   .04(5)
                                   =======       =======       =======      =======       =======       ========     ========


Weighted average shares
  outstanding..................     38,687        38,722        39,678       39,678        35,613(7)       9,678       23,768(7)
                                   =======       =======       =======      =======       =======       ========     ========

Selected Operating Data:
Number of stores open at
 end of period:
  Hibbett Sports...............         34            33            41           52            56             52           58
  Sports & Co..................          0             0             0            0             3              1            3
  Sports Additions.............          4             6             8            8             8              7            8
                                   -------       -------       -------      -------       -------       --------     --------
 Total.........................         38            39            49           60            67             60           69
                                   =======       =======       =======      =======       =======       ========     ========
Net sales growth...............       13.7%         13.5%         10.3%        30.3%         28.3%          28.6%        35.0%
Comparable store net sales
 increase (decrease)(6)........        2.4%         10.6%         (0.3%)       15.6%          6.2%           7.9%        15.7%


                                                                               As Of
                                     ---------------------------------------------------------------------------------------
                                     January 31,   January 31,   January 29,   January 28,     February 3,
                                        1992          1993         1994(1)        1995            1996           May 4, 1996
                                     -----------   -----------   -----------   -----------     ------------      -----------
                                                                 (52 Weeks)    (52 Weeks)      (53 Weeks)        (Unaudited)
                                                                          (In thousands)

Balance Sheet Data:
Working capital                           $2,825        $2,097        $4,030        $7,459       $10,907           $14,598
Total assets                              12,638        14,569        17,507        22,787        36,702            37,703
Total debt                                 4,661         4,810         6,179         5,328        31,912(7)         30,325(7)
Stockholders' investment (deficit)         4,666         4,402         5,871         8,259        (8,093)(7)        (7,158)(7)

- -------------
(1) During fiscal year 1994, the Company changed its fiscal year from a twelve-month period ending January 31 to a 52-53 week period ending on the Saturday nearest to January 31.

(2) Includes a $513,000 pre-tax gain on the sale of the Company's former headquarters and distribution facility.

(3) See "Certain Transactions--Management Agreement" and "--Advisory Agreement" and Note 6 of Notes to Consolidated Financial Statements.

(4) Prior to July 1, 1992, the Company was a Subchapter S corporation. Under these provisions, the taxable income of the Company was included in the individual income tax returns of the stockholders. Effective July 1, 1992, the Company and its stockholders terminated the S corporation election and the Company became a taxable corporation. Thus, the provisions for income taxes for the fiscal years ended January 31, 1992 and 1993 give effect to the application of pro forma income taxes that would have been reported had the Company been a taxable corporation for federal and state income tax purposes for such fiscal years.

(5) The net proceeds from the Offering will be used to retire a substantial portion of the Company's debt. Accordingly, a presentation of supplemental net income per share before extraordinary item is calculated by dividing net income (after adjustment for applicable interest expense) by the number of weighted average shares outstanding after giving effect to the estimated number of shares that would be required to be sold (at the initial public offering
     price of $        per share) to repay $       and $       of debt
     at February 3, 1996 and May 4, 1996, respectively. Supplemental net income per share before extraordinary item for the fiscal year ended February 3, 1996 and the thirteen week period ended May 4, 1996
     was $       and $         , respectively.  Supplemental net income
     per share after extraordinary item (to reflect the write off of unamortized debt discount and debt issuance costs) for the fiscal year ended February 3, 1996 and the thirteen week period ended May 4,
     1996 was $       and $        , respectively.

(6) Comparable store net sales data for a period reflect stores open throughout that period and the corresponding period of the prior fiscal year. For the periods indicated, comparable store net sales do not include sales by Sports & Co. or Team Sales.

(7) In November 1995, the Company completed the Recapitalization. The Recapitalization included the repurchase and retirement of 34,220,000 shares of common stock for cash and debt and the issuance of 17,609,000 new shares of common stock and debt in exchange for cash. The Recapitalization resulted in a substantial increase in total debt outstanding and a deficit in stockholders' investment.


                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Overview

     Hibbett is a leading operator of full-line sporting goods retail stores in small to mid-sized markets in the southeastern United States. The Company currently operates 71 stores in nine states. Hibbett began operations in 1945 in Florence, Alabama as Dixie Supply Company, a retailer of athletic, marine and aviation equipment. In 1952, the Company changed its operating strategy to focus on team sports oriented merchandise and its name to Hibbett & Sons. In the mid 1960s, the Company refocused its operating strategy on retailing and changed its name to Hibbett Sporting Goods, Inc. In 1980, the Anderson family of Florence, Alabama (the "Anderson Shareholders") purchased Hibbett and continued to expand the Company's store base at a moderate pace, while investing in professional management and systems. Beginning in fiscal 1994, Hibbett accelerated its store opening rate to approximately 10 stores per year.

     On November 1, 1995, The SK Equity Fund, L.P. and SK Investment Fund, L.P. (collectively, the "Funds") acquired the majority of the outstanding shares of Common Stock as part of a recapitalization of the Company (the "Recapitalization"). In connection with the Recapitalization, the Company
(i) sold to the Funds approximately 75% of the Company's Common Stock, (ii) repurchased a portion of the Common Stock held by the Anderson Shareholders (leaving them with approximately 22% of the Company's outstanding Common Stock), (iii) issued $16,000,000 in aggregate principal amount of its subordinated notes ("Subordinated Notes") and (iv) issued $4,125,000 in aggregate principal amount of its senior subordinated notes ("Senior Subordinated Notes"). See "Certain Transactions--Transactions Related to the Recapitalization." In connection with the Recapitalization, the Company also refinanced its bank facilities with a $26,000,000 credit facility provided by Heller Financial, Inc. ("Heller"), consisting of a $25,000,000 revolving loan agreement (the "Revolving Loan Agreement") and a $1,000,000 term loan (the "Term Loan"). The Senior Subordinated Notes which financed the construction of the Company's new headquarters and distribution center were subsequently redeemed in February 1996 from proceeds of the sale and leaseback of this facility.

     Beginning in fiscal 1997, the Company has further accelerated expansion plans to take advantage of the growth opportunities in its target markets. The Company plans to open 17 Hibbett Sports stores in fiscal 1997 and approximately 27 Hibbett Sports stores in fiscal 1998. The Company has opened four Hibbett Sports stores to date in fiscal 1997, and intends to open 13 additional Hibbett Sports stores, one Sports & Co. superstore and one Sports Additions store in fiscal 1997. To support its expansion plans, the Company has increased its staffing levels in finance, merchandising, real estate, distribution and field management. In January 1996, the Company moved into its new headquarters and distribution center which currently has the capacity to service in excess of 150 Hibbett Sports stores and has significant expansion potential to support the Company's growth. While operating margins may be impacted in periods in which incremental expenses have been incurred to support acceleration of the Company's expansion plans, over the long term, the Company expects to benefit from leveraging its expenses over a larger store base as it continues to implement its expansion plans.

     The Company operates on a 52 or 53 week fiscal year, with its fiscal year ending on the Saturday nearest to January 31 of each year. The consolidated statements of operations for the fiscal years ended January 28, 1995 and January 29, 1994 include 52 weeks of operations while the fiscal year ended February 3, 1996 includes 53 weeks of operations.

     The Company is incorporated under the laws of the state of Alabama.

Results of Operations

     The following table sets forth selected statement of operations items expressed as a percentage of net sales for the periods indicated:

                                                                                                   Thirteen Week Period
                                                      Fiscal Year Ended                                   Ended
                                       ------------------------------------------------     ------------------------------
                                       January 29,       January 28,       February 3,        April 29,           May 4,
                                           1994              1995              1996             1995               1996
                                       -----------       ------------     -------------     -------------    -------------
Net sales.........................           100.0%            100.0%            100.0%           100.0%           100.0%
Cost of goods sold, including
 warehouse, distribution and store
 occupancy costs..................            69.1              69.3              69.5             69.5             69.3
                                       -----------       -----------      ------------      ------------     -----------
Gross profit......................            30.9              30.7              30.5             30.5             30.7
Store operating, selling, and
 administrative expenses (1)......            21.4              20.0              20.1             18.1             16.8(2)
Depreciation and amortization.....             2.3               2.0               2.0              2.6              1.9
                                       -----------       -----------      ------------      ------------     -----------
Operating income..................             7.2               8.7               8.4              9.8             12.0(2)
Interest expense..................             1.2               1.3               2.5              1.2              4.5
                                       -----------       -----------      ------------      ------------     -----------
Income before provision for income
 taxes............................             6.0               7.4               5.9              8.6              7.5
Provision for income taxes........             2.3               2.8               2.3              3.3              2.9
                                       -----------       -----------      ------------      ------------     -----------

Net income........................             3.7%              4.6%              3.6%             5.3%             4.6%
                                       ===========       ===========      ============      ============     ===========

- ----------------
(1) Includes management fees. See "Certain Transactions--Management Agreement" and "--Advisory Agreement" and Note 6 of Notes to Consolidated Financial Statements.
(2) Includes a $513,000 pre-tax gain on sale of the Company's former headquarters and distribution facility. Excluding this gain, store operating, selling and administrative expenses represented 19.3% of net sales and operating income would have been 9.6% of net sales for the thirteen weeks ended May 4, 1996.

Thirteen Weeks Ended May 4, 1996 Compared to Thirteen Weeks
  Ended April 29, 1995

     Net sales. Net sales increased $5.2 million, or 35.0%, to $20.2 million for the thirteen weeks ended May 4, 1996, from $15.0 million for the comparable period in the prior year. This increase is attributable to the opening of six Hibbett Sports stores, two Sports & Co. superstores and one Sports Additions store and a 15.7% increase in comparable store net sales. During the thirteen weeks ended May 4, 1996, the Company opened two Hibbett Sports stores. The increase in comparable store net sales was due primarily to increased footwear sales and demand for licensed apparel and accessories related to the University of Kentucky's NCAA Basketball Championship as well as improved inventory processing at the distribution center. New stores and stores not in the comparable store net sales calculation accounted for $3.0 million of the increase in net sales and increases in comparable store net sales contributed $2.2 million. Comparable store net sales data for a period reflect stores open throughout that period and the corresponding period of the prior fiscal year. For the periods indicated, comparable store net sales do not include sales by Sports & Co. superstores or Team Sales.

     Gross profit. Cost of goods sold includes the cost of inventory, occupancy costs for stores and occupancy and operating costs for the distribution center. Gross profit was $6.2 million, or 30.7% of net sales, in the thirteen weeks ended May 4, 1996, as compared to $4.6 million, or 30.5% of net sales, in the same period of the prior fiscal year. The increase in gross profit as a percentage of net sales resulted primarily from improved leveraging of store occupancy costs over higher sales, offset in part by slightly higher markdowns in the current year period and the addition of distribution center personnel.

     Store operating, selling and administrative expenses. Store operating, selling and administrative expenses for the thirteen weeks ended May 4, 1996 include a net gain on the disposal of assets which primarily relates to the gain on the sale of the former headquarters and distribution facility which was replaced by the Company's new headquarters and distribution center. Excluding the net gain on the disposal of assets, store operating, selling and administrative expenses were $3.9 million, or 19.3% of net sales, for the thirteen weeks ended May 4, 1996, as compared to $2.7 million, or 18.1% of net sales, for the comparable period a year ago. This increase as a percentage of net sales is primarily attributable to the costs associated with increasing the Company's corporate staff to support future growth, including the addition of a chief financial officer, two real estate professionals, two loss prevention professionals, one merchandise buyer, one visual merchandise manager and one training manager.

     Depreciation and amortization. Depreciation and amortization as a percentage of net sales declined to 1.9% in the thirteen weeks ended May 4, 1996 from 2.6% in the prior year period. This decrease as a percentage of net sales is primarily due to a write-off of the unamortized portion of leasehold improvements for one of the Company's stores in the prior year period due to the change in the terms of that lease.

     Interest expense. The $728,000 increase in interest expense for the thirteen weeks ended May 4, 1996 compared to the prior year period is due primarily to the interest expense associated with the Subordinated Notes which were issued in connection with the Recapitalization in November 1995 and also to an increase in borrowings under the Revolving Loan Agreement to fund new store openings.

     Net income. Net income increased $136,000, or 17.0%, to $935,000 in the thirteen weeks ended May 4, 1996 from $799,000 in the comparable period in the prior year. This increase as a percentage of net sales was attributable to factors described above.

Fiscal 1996 Compared to Fiscal 1995

     Net sales. Net sales increased $14.8 million, or 28.3%, to $67.1 million in fiscal 1996 from $52.3 million in fiscal 1995. This increase is attributable to the opening of five Hibbett Sports stores, three Sports & Co. superstores and one Sports Additions store, an increase in comparable store net sales of 6.2%, and an additional week of sales as fiscal 1996 included 53 weeks of operations, offset in part by the closing of one Sports Additions store. The increase in comparable store net sales was due primarily to increased sales of footwear and apparel. New stores and stores not in the comparable store net sales calculation accounted for $11.8 million of the increase in net sales and increases in comparable store net sales contributed $3.0 million.

     Gross profit. Gross profit was $20.4 million, or 30.5% of net sales, in fiscal 1996 as compared to $16.0 million, or 30.7% of net sales, in fiscal 1995. The decline in gross profit as a percentage of net sales primarily resulted from higher distribution costs. In anticipation of its accelerated expansion plan, the Company increased staff positions at its distribution center, adding two senior distribution center managers. Additionally, distribution costs were higher as a result of the higher occupancy costs associated with the Company's new headquarters and distribution center.

     Store operating, selling and administrative expenses. Store operating, selling and administrative expenses were $13.5 million, or 20.1% of net sales, in fiscal 1996 as compared to $10.5 million, or 20.0% of net sales, in fiscal 1995. This increase as a percentage of net sales is primarily attributable to the costs associated with increasing the Company's corporate staff to support future growth, including the addition of one real estate professional, one loss prevention professional, one merchandise buyer, and one visual merchandise manager.

     Depreciation and amortization. Depreciation and amortization as a percentage of net sales remained constant at 2.0% in fiscal 1996 and fiscal 1995.

     Interest expense. The $1.0 million increase in interest expense for fiscal 1996 is primarily due to the interest expense associated with the Subordinated Notes which were issued in connection with the Recapitalization and the increase in borrowings under the Revolving Loan Agreement and the previous loan agreement to fund new store openings.

     Net income. Net income increased $54,000, or 2.3%, to $2.4 million in fiscal 1996 compared to fiscal 1995 due to the factors discussed above.

Fiscal  1995 Compared to Fiscal 1994

     Net sales. Net sales increased $12.1 million, or 30.3%, to $52.3 million in fiscal 1995 from $40.1 million in fiscal 1994. This increase is attributable to the opening of 11 Hibbett Sports stores and an increase in comparable store net sales of 15.6%. The increase in comparable store net sales was due primarily to a significant increase in branded apparel sales as well as a moderate increase in footwear sales. New stores and stores not in the comparable store net sales calculation accounted for $7.3 million of the increase in net sales and increases in comparable store net sales contributed $4.8 million.

     Gross profit. Gross profit was $16.0 million, or 30.7% of net sales, in fiscal 1995 as compared to $12.4 million, or 30.9% of net sales, in fiscal 1994. The decline in gross profit as a percentage of net sales primarily resulted from higher store occupancy costs.

     Store operating, selling and administrative expenses. Store operating, selling and administrative expenses were $10.5 million, or 20.0% of net sales, in fiscal 1995 as compared to $8.6 million, or 21.4% of net sales, in fiscal 1994. This decrease as a percentage of net sales was the result of spreading fixed costs over the Company's larger sales base.

     Depreciation and amortization. Depreciation and amortization as a percentage of net sales decreased to 2.0% in fiscal 1995 from 2.3% in fiscal 1994 as a result of the Company's operating leverage as these costs were allocated over a larger sales base.

     Interest expense. The $166,000 increase in interest expense for fiscal 1995 was due primarily to an increase in borrowings under the previous loan agreement to fund new store openings.

     Net income. Net income increased $920,000, or 62.6%, to $2.4 million in fiscal 1995 from $1.5 million in fiscal 1994. This increase as a percentage of net sales was attributable to factors described above.

Quarterly Fluctuations

     The Company has historically experienced and expects to continue to experience seasonal fluctuations in its net sales and operating income.
The Company's net sales and operating income are typically higher in the fourth quarter due to sales increases during the Christmas season.
However, the seasonal fluctuations are mitigated by the strong product demand in the spring, summer and back-to-school sales periods. The Company's quarterly results of operations may also fluctuate significantly as a result of a variety of factors, including the timing of new store openings, the amount and timing of net sales contributed by new stores, the level of pre-opening expenses associated with new stores, the relative proportion of new stores to mature stores, merchandise mix, the relative proportion of stores represented by each of the Company's three store concepts and demand for apparel and accessories driven by local interest in sporting events such as the NCAA Basketball Championship.

     The following tables set forth certain unaudited financial data for the quarters indicated:

                                                                                  Quarter Ended
                                                 ------------------------------------------------------------------------------
                                                 April 30, 1994      July 30, 1994      October 29, 1994       January 28, 1995
                                                 --------------      -------------      ----------------       ----------------
                                                                             (Dollars in thousands)
Net sales....................................          $11,667            $11,260               $12,967               $16,372
Operating income.............................            1,284                758                 1,105                 1,375
Operating income as percentage of net sales..             11.0%               6.7%                  8.5%                 8.4%


                                                                        Quarter Ended
                            ----------------------------------------------------------------------------------------------------
                            April 29, 1995      July 29, 1995      October 28, 1995        February 3, 1996         May 4, 1996
                            --------------      -------------      ----------------        ----------------         ------------
                                                                                              (14 weeks)
                                                                    (Dollars in thousands)

Net sales...............          $15,001            $14,355               $15,737               $21,984             $20,251
Operating income........            1,476              1,055                 1,323               1,788(1)            2,429(2)
Operating income as
 percentage of net sales              9.8%               7.3%                  8.4%                8.1%(1)            12.0%(2)

- --------------
(1) Includes pre-opening expenses for two Sports & Co. superstores opened in the fourth quarter of fiscal 1996.

(2) Includes a $513,000 pre-tax gain on sale of the Company's former headquarters and distribution facility. Excluding this gain, operating income would have been 9.6% of net sales.

     In the opinion of the Company's management, this unaudited information has been prepared on the same basis as the audited information presented elsewhere herein and includes all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the information set forth therein. The operating results from any quarter are not necessarily indicative of the results to be expected for any future period.

Liquidity and Capital Resources

     The Company's capital requirements relate primarily to new store openings and working capital requirements. The Company's working capital needs are somewhat seasonal in nature and typically reach their peak near the end of the third and the beginning of the fourth quarter of its fiscal year. Historically, the Company has funded its cash requirements primarily through cash flow from operations and borrowings under its revolving credit facilities.

     Net cash provided by (used in) operating activities has historically been driven by net income levels combined with fluctuations in inventory and accounts payable balances. Net income levels have increased in each of the last three fiscal years and in the thirteen weeks ended May 4, 1996.
In addition, the Company has continued to increase inventory levels throughout these periods as the number of stores has increased and the larger Sports & Co. superstores have opened. These inventory increases were primarily financed through increased accounts payable balances in fiscal 1995 but were primarily financed with cash from operations in both fiscal 1996 and the thirteen weeks ended May 4, 1996. These activities resulted in cash flows provided by (used in) operating activities in each of the last three fiscal years and in the thirteen week period ending May 4, 1996 of $269,000, $3.2 million, ($158,000), and ($2.8 million), respectively.

     With respect to cash flows from investing activities, during the first quarter of fiscal 1997, the Company completed the sale-leaseback of its new headquarters and distribution center and the sale of the former headquarters and warehouse facilities for combined proceeds of $5.6 million and used the proceeds to repay $4.3 million then outstanding under the Senior Subordinated Notes issued to finance the new headquarters and distribution center on a temporary basis and to fund its working capital requirements. Capital expenditures for fiscal 1996 were $8.2 million compared with $2.2 million in fiscal 1995 and $1.6 million in fiscal 1994. The increase in these expenditures for fiscal 1996 was primarily the result of the construction of the new headquarters and distribution center for $4.7 million.

     Cash flows from financing activities have historically represented the Company's financing of its long-term growth. As previously discussed, in fiscal 1996 the Company completed the Recapitalization. This resulted in the refinancing of all existing debt, the repurchase and retirement of previously existing shares of Common Stock for cash and debt, and the issuance of debt and new shares of Common Stock in exchange for cash. The net impact of these financing activities provided $7.6 million in cash in fiscal 1996 and resulted in a substantial increase in total debt outstanding and a deficit in stockholders' investment. See "Certain Transactions--Transactions Related to the Recapitalization."

     The Company estimates capital expenditures in fiscal 1997 to be approximately $3.2 million, (i) approximately 70% of which will be used to fund the opening of 17 Hibbett Sports stores, one Sports & Co. superstore and one Sports Additions store and to remodel selected existing stores and
(ii) approximately 30% of which will be used to fund capital expenditures related to the headquarters and distribution center. The Company estimates capital expenditures in fiscal 1998 to be approximately $3.6 million which includes resources budgeted (i) to fund the opening of approximately 27 Hibbett Sports stores, (ii) to remodel selected existing stores and (iii) to fund headquarters and distribution center-related capital expenditures.

     The Company's principal source of liquidity is its $25 million Revolving Loan Agreement provided by Heller. Borrowings under the Revolving Loan Agreement bear interest at the Company's option either at 2 1/4% plus LIBOR or 1/4% plus the higher of the prime rate and the federal funds rate. The Revolving Loan Agreement is secured by a lien on inventory, accounts receivable, equipment and certain other assets. Availability of funds under the Revolving Loan Agreement is restricted to a borrowing base consisting of designated percentages of eligible inventory and accounts receivable. In addition, the Revolving Loan Agreement requires the maintenance of certain specified financial ratios, restricts levels of capital expenditures and restricts the incurrence of debt and payments in respect of capital stock and junior indebtedness. As of May
4, 1996, the Company had $14.8 million of borrowings outstanding under the Revolving Loan Agreement and availability to borrow up to an additional $1.1 million. The Revolving Loan Agreement expires on November 1, 2000. The Company also has an outstanding $1 million Term Loan from Heller that matures on November 1, 1997.

     The Company plans to use the proceeds of the Offering (i) to repay $16 million aggregate principal amount of the Subordinated Notes issued in connection with the Recapitalization and the accrued interest thereon, (ii) to repay $1.0 million principal amount of the Term Loan borrowed in connection with the Recapitalization and accrued interest thereon and (iii) to reduce the outstanding level of its borrowings under the Revolving Loan Agreement. Based on its current operating and store opening plans, the Company believes that it can fund its cash needs through borrowings under the Revolving Loan Agreement and cash generated from operations.


                                 BUSINESS

General

     Hibbett is a leading rapidly-growing operator of full-line sporting good stores in small to mid-sized markets in the southeastern United States. The Company's stores offer a broad assortment of quality athletic footwear, apparel and equipment at competitive prices with superior customer service. The Company's stores offer a core selection of brand name merchandise with an emphasis on team and individual sports complemented by a selection of localized apparel and accessories designed to appeal to a wide range of customers within each market. The Company's stores are among the primary retail distribution alternatives for brand name vendors that seek to reach Hibbett's target markets. Hibbett has received the Nike Retailer Excellence Award for the Southeast region for eight consecutive years based on its performance in the full-line sporting goods category.

     The Company currently operates 60 Hibbett Sports stores as well as eight smaller-format Sports Additions athletic shoe stores and three larger-format Sports & Co. superstores. The Company's primary retail format and growth vehicle is Hibbett Sports, a 5,000 square foot store located predominantly in enclosed malls. Hibbett Sports is typically the primary, full-line sporting goods retailer in its markets because of, among other factors, its more extensive selection of traditional team and individual sports merchandise and its superior customer service.

Industry Overview

     According to the National Sporting Goods Association ("NSGA"), United States retail sales of sporting goods (including athletic footwear, apparel, and equipment) totaled approximately $36 billion in 1995. The marketplace for sporting goods remains highly fragmented, as many different retailers compete for market share by utilizing a variety of store formats and merchandising strategies. In recent years, the growth of large format retailers such as Sports Authority has resulted in significant consolidation in large metropolitan markets. However, the competitive environment for sporting goods remains different in small to mid-sized markets where retail demand does not currently support larger-format stores. In these markets, customers generally shop for sporting goods at either (i) a discount store or department store, (ii) a sporting goods retailer that focuses on a specialty category, such as athletic footwear, or an activity such as golf or tennis, and that is either an independent local operator or part of a national chain or (iii) a full-line sporting goods retailer that is typically a single-store operation or part of a small chain.

     With over 30 years of operating experience in small to mid-sized markets (population range from 30,000 to 250,000), the Company believes that it is well-positioned to continue to compete effectively against such other sporting goods retailers. The Company's stores offer a core selection of quality, brand name merchandise with an emphasis on team and individual sports. The merchandise mix is complemented by a selection of localized apparel and accessories designed to appeal to a wide range of customers within each market. Compared to Hibbett, (i) discounters and department stores typically offer more limited sporting goods assortments, fewer high-quality name brands and more limited customer service; (ii) specialty sporting goods retailers typically focus on a specific category, such as athletic footwear, or an activity such as golf or tennis, and therefore lack the wide range of products offered by Hibbett; and (iii) full-line sporting goods retailers, although offering a broad assortment of merchandise, are typically single store operations that lack the systems, vendor relationships and economies of scale of Hibbett.

Business Strategy

     Unique Emphasis on Small Markets. The Company targets markets ranging in population from 30,000 to 250,000. Management believes that it is currently targeting markets of this size in the Southeast more aggressively than any of its competitors. By targeting smaller markets, the Company believes that it is able to achieve significant strategic advantages, including numerous expansion opportunities, comparatively low operating costs, and a more limited competitive environment than generally faced in larger markets. In addition, the Company establishes greater customer and vendor recognition as the leading full-line sporting goods retailer in the local community.

     Specialized Regional Focus. With over 30 years of experience as a full-line sporting goods retailer in the Southeast, Hibbett benefits from strong name recognition, a loyal customer base and operating and cost efficiencies. Although the core merchandise assortment tends to be similar for each Hibbett Sports store, important local and regional differences frequently exist. Management believes that its ability to merchandise to local sporting or community interests differentiates Hibbett from its national competitors. The Company's regional focus also enables it to achieve significant cost benefits including lower corporate expenses, reduced distribution costs, and increased economies of scale from its marketing activities.

     Low Cost Culture. In addition to the cost benefits of the Company's small market emphasis and regional focus, over its long operating history Hibbett's management has instilled a low cost corporate culture. Management exercises tight control over store level operating expenses, real estate costs and corporate overhead. The Company's management information systems enable senior management to make timely and informed merchandise decisions, maintain tight inventory control and monitor store-level financial performance on a timely basis.

     Emphasis on Training and Customer Satisfaction. Management seeks to exceed customer expectations in order to build loyalty and generate repeat business. The Company hires enthusiastic sales personnel with an interest in sports and provides them with extensive training to create a sales staff with strong product knowledge dedicated to outstanding customer service. Such training typically includes a two-part program on selling skills and continuing product/technical training which is conducted through in-store clinics and video presentations, as well as interactive group discussions.

     Investment in Management and Infrastructure. The Company's experienced management team and information and distribution systems are expected to facilitate the Company's future growth. The Company's new headquarters and distribution center is currently capable of servicing in excess of 150 Hibbett Sports stores and has significant expansion potential to support the Company's growth for the foreseeable future. Through its comprehensive information systems, the Company monitors all aspects of store operations on a daily basis and is able to control inventory levels and operating costs.

Store Locations

     As of June 15, 1996, the Company operated 71 stores in nine states, including 60 Hibbett Sports stores, eight Sports Additions stores, and three Sports & Co. superstores. Sixty-one of the stores are located in malls, and ten, including the three Sports & Co. superstores, are in strip center locations. Over 80% of the Company's stores are in markets with a population of less than 250,000.

     A map showing the states in which the Company operated stores as of June 15, 1996 is set forth below:

                               [MAP to come]

Expansion Strategy

     The Company believes its business and expansion strategies have contributed to its increasing net sales and operating profits. Over the past five fiscal years, net sales have increased at a 20.3% compound annual growth rate to $67.1 million in fiscal 1996 and operating income has increased at a 29.3% compound annual growth rate to $5.6 million in fiscal 1996. Over this period, the Company's net sales growth has been driven by new store openings and increases in comparable store net sales. The Company increased its store base from 38 stores at the end of fiscal 1992 to 67 stores at the end of fiscal 1996.

     The Company is accelerating its store openings to take advantage of the growth opportunities in its target markets. The Company has identified over 500 potential markets for future Hibbett Sports stores within the states in which it operates and in contiguous states. Hibbett's clustered expansion program, which calls for opening new stores within a two-hour driving radius of another Company location, allows it to take advantage of efficiences in distribution and regional management. In evaluating potential markets, the Company considers population, economic conditions, local competitive dynamics and availability of suitable real estate. Although approximately 90% of Hibbett Sports stores are located in enclosed malls, the stores also operate profitably in strip center locations. As the Company continues to expand, it will open new stores in mall and strip center locations.

     Hibbett Sports will remain the Company's primary growth vehicle as it continues to expand. The Company plans to open 17 Hibbett Sports stores in fiscal 1997 and approximately 27 Hibbett Sports stores in fiscal 1998. Of the 17 Hibbett Sports stores scheduled to open this fiscal year, the Company has opened four to date, has signed leases for eight additional ones and is currently negotiating leases for the remaining five. In fiscal 1997, the Company plans to open one Sports & Co. superstore in Monroe, Louisiana (a lease with respect to which has been signed) and one Sports Additions store (the lease for which is currently being negotiated). In the future, the Company will selectively open Sports Additions and Sports & Co. superstores as opportunities arise. See "Risk Factors-- Expansion Plans."

Store Concepts

Hibbett Sports

     The Company's primary retail format is Hibbett Sports, a 5,000 square foot store located predominantly in enclosed malls. The Company tailors its Hibbett Sports concept to the size, demographics and competitive conditions of the small to mid-sized markets. Fifty-three Hibbett Sports stores are located in enclosed malls, the majority of which are the only enclosed malls in the county, and the remaining seven are located in strip centers. The Company uses exciting design and atmosphere, eye-catching in-store signage and gift-with-purchase promotional programs to channel mall traffic into the stores.

     Hibbett Sports stores offer a core selection of quality, brand name merchandise with an emphasis on team and individual sports. This merchandise mix is complemented by a selection of localized apparel and accessories designed to appeal to a wide range of customers within each market. For example, the Company believes that apparel with logos of sports teams of local interest represents a larger percentage of the merchandise mix at Hibbett Sports stores than it does at the stores of national chains. In addition, the Company strives to quickly respond to major sports events of local interest such as the recent University of Kentucky national championship in men's basketball. For example, Hibbett Sports stores in the state of Kentucky had a selection of national championship apparel and accessories prominently displayed in the front of each store the morning following the game and promoted this merchandise with local radio advertising.

Sports & Co.

     The Company opened the first Sports & Co. store in the spring of 1995 in Huntsville, Alabama. Sports & Co. superstores average 25,000 square feet and offer a larger assortment of athletic footwear, apparel and equipment than Hibbett Sports stores. Athletic equipment and apparel represent a higher percentage of the overall merchandise mix at Sports & Co. superstores than they do at Hibbett Sports stores. Sports & Co. superstores are designed to project the same exciting and entertaining atmosphere as Hibbett Sports stores but on a larger scale. For example, Sports & Co. superstores offer customer participation areas, such as putting greens and basketball hoop shoots, and feature periodic special events including appearances by well-known athletes.

Sports Additions

     Sports Additions stores are small, mall-based stores, averaging 1,500 square feet with approximately 90% of merchandise consisting of footwear and the remainder consisting of caps and limited apparel. Sports Additions stores offer a broader assortment of athletic footwear, with a greater emphasis on fashion than the footwear assortment offered by Hibbett Sports stores. All Sports Additions stores are currently located in the malls in which Hibbett Sports stores are also present.

Merchandising

     Merchandising Strategy. The Company's merchandising strategy is to provide a broad assortment of quality athletic footwear, apparel and equipment at competitive prices. The Company's stores offer a core selection of brand name merchandise with an emphasis on team and individual sports. This merchandise mix is complemented by a selection of localized apparel and accessories designed to appeal to a wide range of customers within each market. The Company's leading category is athletic footwear, followed by apparel and sporting equipment, ranked according to sales. No single product category accounts for more than 50% of sales. The Company's pricing strategy is to offer competitive prices to its customers. The Company's management information systems track different retail prices for the same item at different stores, enabling more competitive pricing by location. In addition, information from the Company's point-of-sale computer system is regularly reviewed and analyzed by the purchasing staff to assist in making merchandise allocation and markdown decisions.

     Brand Name Merchandise. The Company emphasizes quality brand name merchandise. Many of the national brands offered at the Company's stores are not carried by local competitors. Many of these branded products are highly technical and require considerable sales assistance. The Company works with its vendors to educate the sales staff at the store level on new products and trends.


     The following list represents the top 25 brand names (based on sales) offered by the Company:


Adidas                       Louisville Slugger             Rollerblade
Asics                        K-Swiss                        Russell
Champion                     Mizuno                         Spalding
Converse                     New Era                        Starter
Columbia                     New Balance                    The Game
Dodger                       Nike                           Umbro
Easton                       Pro Line                       Wilson
Everlast                     Rawlings
Fila                         Reebok


     Regional Merchandise. Although the core merchandise assortment tends to be similar for each Hibbett Sports store, important local or regional differences frequently exist. Accordingly, the Company's stores regularly offer products that reflect preferences for particular sporting activities in each community and local interest in college and professional sports teams. The Company's knowledge of these interests, combined with its access to leading vendors, enables Hibbett Sports stores to react quickly to emerging trends or special events, such as college or professional championships.

     Purchasing. The Company's merchandise staff consisting of a Vice President of Merchandising and nine buyers, analyze current sporting goods trends by maintaining close relationships with the Company's vendors, monitoring sales at competing stores, communicating with customers, store managers and personnel and subscribing to industry trade publications. The merchandise staff works closely with store personnel to meet the requirements of individual stores for appropriate merchandise in sufficient quantities.

Vendor Relationships

     The sporting goods retail business is very brand name driven. Accordingly, the Company maintains relationships with a number of well-known sporting goods vendors to satisfy customer demand. The Company's stores are among the primary retail distribution alternatives for brand name vendors that seek to reach Hibbett's target markets. As a result, the Company is able to attract considerable vendor interest and establish long-term partnerships with vendors. As its vendors expand their product lines and grow in popularity, the Company expands its sales and promotions of these products within its stores. In addition, as the Company continues to increase its store base and enter new markets, the vendors have increased their brand presence within these regions. The Company also places significant emphasis on and works with its vendors to establish the most favorable pricing and to receive cooperative marketing funds.

     Management believes the Company maintains excellent working relationships with vendors. During fiscal 1996, the Company's largest vendor, Nike represented approximately 35% of its total purchases. Hibbett has received the Nike Retailer Excellence Award for the Southeast region for eight consecutive years based on its performance in the full-line sporting goods category.

Advertising and Promotion

     The Company targets special advertising opportunities in its markets to increase the effectiveness of its advertising spending. In particular, the Company prefers advertising in local media as a way to further differentiate itself from national chain competitors.
Substantially all of the Company's advertising and promotional spending is centrally directed, with some funds allocated to district managers on an as-requested basis. Advertising in the sports pages of local newspapers serves as the foundation of the Company's promotional program, and in fiscal 1996 it accounted for the majority of total advertising spending. Other media such as local radio, television and outdoor billboards are used by the Company to reinforce Hibbett name recognition and brand awareness in the community. The Company has recently begun placing advertising signage on its trailers. In addition, direct mail to customers on an in-house mailing list has been used by the Company to reinforce already-established buying patterns and to increase loyalty.

     The cooperative promotional program with its vendors plays an integral part in the Company's advertising strategy by funding a significant portion of its advertising budget and increasing Hibbett's name recognition. The Company holds an annual marketing meeting at which it presents to its major vendors a number of advertising alternatives. At that meeting, vendors select their preferred advertising and promotional programs which often cover a number of different media and are based on multiple themes, and during the ensuing twelve-month period, the Company develops and implements the selected programs in close cooperation with those vendors. For example, recently the Company developed a joint television commercial with Nike which will run in local television markets.

Customer Satisfaction

     Customer Service. Commitment to customer satisfaction and service is an integral part of Hibbett's operating strategy. Management seeks to exceed customer expectations in order to build loyalty and generate repeat business. The Company hires enthusiastic sales personnel with an interest in sports and provides them with extensive training to create a sales staff with strong product knowledge, dedicated to customer service. The Company also offers services such as special order programs, monogramming, sewing and screening services and large order processing for local groups in an effort to further maximize customer satisfaction.

     Training. The Company provides continuing sales and technical/ product training for its sales personnel. A key part of the training process is its testing program. All store personnel are required to take a written test and perform role playing exercises before moving on to a higher sales position and ultimately advancing within the organization.
The Company utilizes a number of training tools to develop competent salespeople and future managers, including: (i) a two-part salesperson training program designed to teach new hires and seasoned employees how to be effective salespeople; (ii) a continuing product/ technical training program taught through in-store clinics, instructional manuals or video presentations designed to educate the sales personnel on technical facets and the use of a particular product; and (iii) store training meetings designed to educate all salespeople at the store level as a group on a particular topic.

Store Operations

     Effective interaction between the corporate office and the stores is a key element of Hibbett's operating strategy. Close communications are maintained among senior management, district managers, store managers and sales personnel. Senior management is easily accessible to store managers and staff. In addition, the close proximity of the stores encourages regular visits by the district managers to address issues/concerns, to provide encouragement and to discuss national, regional and local trends in the sporting goods sector. Hibbett conducts monthly meetings at corporate headquarters with all of the district managers. The outcome of these meetings is communicated to the store base by the district managers on a regular basis as well as in similar all-day sessions with the store managers. These meetings facilitate constant two-way communication between headquarters and the store base.

     The Company's management structure consists of one district manager for approximately every ten stores and at the store level, on average, one store manager, two assistant store managers and five or six sales personnel including trainees. Additional trainees and part-time personnel are typically hired to assist the store personnel with increased traffic and sales volume in the fourth quarter. Store managers are responsible for the operations of individual stores including recruiting and hiring store personnel. The Company strongly favors internal development of its store managers and constantly looks for motivated and talented people to promote from within.

Distribution

     The Company maintains a single 130,000 square foot distribution center in Birmingham, Alabama for all 71 of its existing stores and it manages the distribution process centrally from its corporate headquarters which are located in the same building as the distribution center. In January 1996 the Company moved its operations to this newly constructed distribution center which is capable of servicing in excess of 150 Hibbett Sports stores and has significant expansion potential to support the Company's growth for the foreseeable future. The Company believes strong distribution support for its stores is a critical element of its expansion strategy and is central to its ability to maintain a low cost operating structure. As the Company continues its expansion, it intends to open new stores in locations that can be supplied from the Company's distribution center.

     The Company receives substantially all of its merchandise at its distribution center. Upon receipt, the merchandise is inspected, entered into the Company's computer system, allocated to stores, ticketed (to the extent that it was not pre-ticketed by the vendor) and boxed for distribution to the Company's stores. For more efficient processing, the Company also operates a "cross-dock" system for merchandise that has been pre-split by store and pre-ticketed by the vendor before arriving at the distribution center. The Company continually strives to improve its allocation methods to manage its inventory more efficiently. For key products, the Company maintains backstock at the distribution center that is allocated and distributed to stores through an automatic replenishment program based on items sold during the prior week. Merchandise is typically delivered to stores weekly via Company-operated vehicles.

Management Information Systems

     The Company utilizes integrated information systems centralized at the corporate level. The Company's systems are designed to track product movement throughout the store base. Detailed sales transaction records are accumulated on each store's POS system and polled nightly by the Company's main system which runs on an IBM AS/400 system. This information is communicated to the buyers, who use the Company's inventory control system to order merchandise as needed. The Company recently upgraded its systems to manage a store base in excess of 150 stores.

     Inventory. The Company's inventory control systems, written by Island Pacific Software, report purchasing, receiving, shipping, sales and individual SKU level inventory stocking information. Information from the Company's point-of-sale computer system is regularly reviewed and analyzed by the purchasing staff to assist in making merchandise allocation and markdown decisions. The Company uses an automatic reorder system to maintain in-stock positions on key items. This system provides management with the information needed to determine the proper timing and quantity of reorders. Through the Island Pacific Software package, the Company is able to accommodate different retail prices for the same item at different stores, enabling the Company to price merchandise competitively by market.

     EDI and Quick-Ship. Current electronic data interchange capabilities include the transmission of purchase orders directly to some of the Company's vendors. The Company has recently implemented EDI on its IBM AS/400 system. This allows for the scheduling of EDI transmissions and receiving as well as the required processes before and after communications. Management believes the Company's EDI effort with vendors will continue to grow in the future as retailers and suppliers focus on further increasing operating efficiencies.

     Financial Reporting. The financial reporting systems provide the Company with detailed financial reporting to support management's operational decisions and cost control efforts. All accounting, accounts payable, accounts receivable, payroll and human resources software is written and maintained by Lawson Software, Inc. and resides on the Company's IBM AS/400 system. This system provides functions such as scheduling of payments, receiving of payments, general ledger interface, vendor tracking, and flexible reporting options.

Team Sales

     Hibbett Team Sales, Inc. ("Team Sales"), a wholly-owned subsidiary of the Company, is a leading supplier of customized athletic apparel, athletic equipment, and footwear to school, athletic, and youth programs in Alabama. Team Sales sells its merchandise directly to educational institutions and youth associations. The operations of Team Sales are independent of the operations of the Company's stores, and its warehousing and distribution are managed separately out of its own warehouse. The Company believes that Team Sales' operations generate goodwill in the community and introduce young sports enthusiasts to Hibbett as a supplier of sporting goods. Although Team Sales represents a small percentage of the Company's sales and profits, management believes that through the operation of Team Sales the Company is able to enhance many of its vendor relationships.

Properties

     The Company currently leases all of its existing 71 store locations and expects that its policy of leasing rather than owning will continue as it expands. The Company's leases typically provide for a short initial lease term with options on the part of the Company to extend. Management believes that this lease strategy enhances the Company's flexibility to pursue various expansion opportunities resulting from changing market conditions and to re-evaluate store locations periodically. The Company's ability to open new stores is contingent upon locating satisfactory sites, negotiating favorable leases and recruiting and training additional qualified management personnel.

     As current leases expire, the Company believes that it will be able either to obtain lease renewals if desired for present store locations or to obtain leases for equivalent or better locations in the same general area. To date, the Company has not experienced difficulty in either renewing leases for existing locations or securing leases for suitable locations for new stores. A majority of the Company's store leases contain provisions that would permit the landlord to terminate the lease or to increase rent upon a change in control of the Company. The Recapitalization constituted a change in control that triggered these rights for a majority of the Company's landlords as of the date of the Recapitalization. Many such leases also require the Company to give notice of any change in control. No notice was given to landlords prior to the Recapitalization. As of June 15, 1996, the Company has not received any notice regarding any landlord's intention to either terminate a lease or to increase rent as a result of the Recapitalization. In addition, many of the Company's leases contain certain provisions with which the Company may not be in compliance. Based primarily on the Company's belief that it maintains good relations with its landlords, that most of its leases are at market rents and that it has historically been able to secure leases for suitable locations, management believes that these provisions will not have a material adverse effect on the business or financial condition of the Company.

     The Company moved its operations to the newly-built corporate offices and distribution center in Birmingham, Alabama in January 1996. The offices and the distribution center are leased by the Company under a long term operating lease. Team Sales owns its warehousing and distribution center located in Birmingham, Alabama.

Competition

     The business in which the Company is engaged is highly competitive and many of the items sold by the Company are sold by local sporting goods stores, department and discount stores, athletic footwear and other specialty athletic stores, traditional shoe stores and national and regional full-line sporting goods stores. Many of the stores with which the Company competes are units of national chains that have substantially greater financial and other resources than the Company. Although several of those competitors like Foot Locker or Foot Action are already present in most of Hibbett Sports' mall locations, the Company believes that its Hibbett Sports format is able to compete effectively by distinguishing itself as a full-line sporting goods store with an emphasis on team and individual sports merchandise complemented by a selection of localized apparel and accessories. The Company's Sports & Co. superstores compete with sporting goods superstores, athletic footwear superstores and mass merchandisers. Expansion by the Company into markets served by its competitors, entry of new competitors or expansion of existing competitors into the Company's markets could have an adverse effect on the Company's financial results.

Employees

     The Company employed approximately 460 full-time and approximately 500 part-time employees at May 4, 1996, none of whom are represented by a labor union. The number of part-time employees fluctuates depending on seasonal needs. There can be no assurance that the Company's employees will not, in the future, elect to be represented by a union. The Company considers its relationship with its employees to be good and has not experienced significant interruptions of operations due to labor disagreements.

Legal Proceedings

     The Company is a party to various legal proceedings incidental to its business. In the opinion of management, after consultation with legal counsel, the ultimate liability, if any, with respect to those proceedings is not presently expected to materially affect the business, financial position or results of operations of the Company.


                                MANAGEMENT

Executive Officers and Directors

               The executive officers and directors of the Company and their ages as of May 4, 1996 are as follows:

         Name              Age                      Position
- -----------------------    ---    -----------------------------------
Michael J. Newsome          57    President; Chief Operating Officer;
                                   Director
Susan H. Fitzgibbon         32    Chief Financial Officer
Joy A. McCord               41    Vice President of Merchandising
Cathy E. Pryor              33    Vice President of Store Operations

John F. Megrue              37    Chairman of the Board; Director
Clyde B. Anderson           35    Director
Barry H. Feinberg           51    Director
F. Barron Fletcher, III     29    Director
Thomas A. Saunders, III     59    Director

     Michael J. Newsome has been the President and the Chief
Operating Officer of the Company since 1981. Since joining the Company as an outside salesman over 30 years ago, Mr. Newsome has held numerous positions at Hibbett including as retail clerk, outside salesman to schools, store manager, district manager, division manager and president. Prior to joining the Company, Mr. Newsome worked in the sporting goods retail business for six years.

     Susan H. Fitzgibbon has been the Chief Financial Officer of the Company since April 1996. Prior to joining the Company, she held various financial positions at Bruno's Inc., a supermarket store operator, from December 1992 through April 1996, most recently as Controller. Prior to Bruno's, Ms. Fitzgibbon spent six years at Arthur Andersen during which she worked extensively with retailing clients.

     Joy A. McCord has been the Vice President of Merchandising at the Company since 1995. Ms. McCord is responsible for buying, advertising and inventory control. Ms. McCord has been with the Company for nine years. During that time, she has held positions as sporting goods buyer for four years and general merchandise manager for five years. Prior to joining the Company, she worked as department manager at Loveman's department stores for two years and buyer at Parisian department stores for eight years. Ms. McCord has over 19 years of experience in the retailing industry.

     Cathy E.  Pryor has been the Vice President of Store
Operations at the Company since 1995. Her responsibilities include overseeing all of the stores, directing district managers, organizing training and overseeing management information systems. Ms. Pryor has been with the Company for eight years. During that time, she has functioned as a district manager and Director of Store Operations. Prior to joining the Company, she worked at Champs as a district manager. Ms. Pryor has over eleven years of experience in the sporting goods retail sector.

     John F. Megrue has been a Director and Chairman of the Board of the Company since 1995. Mr. Megrue has been a partner of SK Partners, L.P., which serves as the general partner of Saunders Karp & Co., a private equity investment firm, and each of the Funds, since 1992. From 1989 to 1992, Mr. Megrue served as a Vice President and Principal at Patricof & Co., a private equity investment firm, and prior thereto he served as a Vice President at C.M. Diker Associates, a private equity investment firm. Mr. Megrue is also a Vice Chairman and director of Dollar Tree Stores, Inc.

     Clyde B.  Anderson has been a Director of the Company since
1987. Mr. Anderson has served as the Chief Executive Officer of Books-A-Million, Inc., a book retailer, since July 1992 and as director and President of Books-A-Million, Inc. since November 1987. From November 1987 to March 1994, Mr. Anderson also served as the Chief Operating Officer of Books-A-Million, Inc.

     Barry H. Feinberg has been a Director of the Company since
1996. Mr. Feinberg has been an advisor to Saunders Karp & Co. since 1994. Prior to his affiliation with Saunders Karp & Co., Mr. Feinberg was a founding partner of Kaiser, Feinberg & Associates, a marketing consulting firm, specializing in multi-market retail organizations. From 1974 until 1991, he was with Silo, Inc., a national consumer electronics retailer, where he served as President and CEO from 1978 to 1991. Mr. Feinberg currently teaches courses in retailing and retail marketing at the Wharton School at the University of Pennsylvania. He also serves as a director of Deb Shops, Inc.

     F. Barron Fletcher, III has been a Director of the Company since 1995. Mr. Fletcher joined Saunders Karp & Co. as an associate in 1992 and is currently a principal with Saunders Karp & Co. Prior to joining Saunders Karp & Co., from 1991 through 1992, Mr. Fletcher was a financial analyst with Wasserstein Perella & Co. where he served in the merchant banking department and also in mergers and acquisitions. Prior to that, Mr. Fletcher was a financial analyst with Trammell Crow Ventures which specialized in leveraged acquisitions and divestitures in the real estate industry.

     Thomas A. Saunders, III, has been a Director of the Company since 1995. Mr. Saunders has been a partner of SK Partners, L.P., which serves as the general partner of Saunders Karp & Co. and each of the Funds, since 1990. Before founding Saunders Karp & Co., Mr. Saunders served as a Managing Director of Morgan Stanley & Co. from 1974 to 1989 and as Chairman of The Morgan Stanley Leveraged Equity Fund II, L.P., from 1987 to 1989. Mr. Saunders is a member of the Board of Visitors of the Virginia Military Institute and is the Chairman of the Board of Trustees of the University of Virginia's Darden Graduate School of Business Administration. Mr.
Saunders is also a Trustee of the Cold Spring Harbor Laboratory and a director of Dollar Tree Stores, Inc.

     All of the current members of the Board of Directors were elected pursuant to the Stockholders Agreement. See "Certain
Transactions--Stockholders Agreement."

     The Funds and the Anderson Shareholders have agreed to amend the Stockholders Agreement to allow the Company to, and the Company intends to, add two independent members to its Board of Directors within 90 days after the date of this Prospectus. It will be necessary for the Company to appoint these directors within the 90 day time period in order to maintain its Nasdaq National Market listing. Failure to appoint such directors could result in a delisting of the Common Stock from The Nasdaq National Market.

     The Company's Board of Directors intends to establish an audit committee (the "Audit Committee") and a compensation committee (the "Compensation Committee"). The Audit Committee will recommend the annual engagement of the Company's auditors, with whom the Audit Committee will review the scope of audit and non-audit assignments, related fees, the accounting principles used by the Company in financial reporting and the adequacy of the Company's internal control procedures. The Compensation Committee will determine officers' salaries and bonuses, and will administer the Company's stock plans. The two new independent directors will be appointed to the Audit and Compensation Committees at the time they are elected to the Board of Directors of the Company. Further, the approval of disinterested directors will be required for any material agreements or arrangements between the Company and directors, officers, existing principal shareholders and their affiliates.

Director Compensation

     Pursuant to the Stockholders Agreement, each member of the Company's Board of Directors who is not an employee of the Company is entitled to an annual fee of $20,000, which fee may be waived by that director. Each of John F. Megrue, Barry H. Feinberg,
F. Barron Fletcher, III and Thomas A. Saunders, III has waived his director fees.

Executive Compensation

     The following table sets forth the compensation earned by the President and each other executive officer whose compensation for services rendered in fiscal 1996 exceeded $100,000.

                        Summary Compensation Table
- -----------------------------------------------------------------------------
                                             Annual Compensation
                               ----------------------------------------------

                                                                    Other
Name and Principal Position    Year(1)     Salary      Bonus     Compensation
- --------------------------     ------      ------      -----     ------------
Michael J. Newsome
President, Chief
  Operating Officer and
  Director.................     1996      $112,692    $96,705        --
Cathy E. Pryor
Vice President of
  Store Operations.........     1996      $ 75,654    $31,894        --



                                      Long-Term Compensation
                               -----------------------------------
                                         Awards            Payouts
                               -------------------------  --------
                                              Securities
                               Restricted    Underlying               All Other
                                 Stock        Options       LTIP      Compensa-
                                 Awards      /SARs (2)     Payouts    tion (3)
                               ----------   ------------   -------    ---------

Michael J. Newsome
President, Chief
  Operating Officer and
  Director.................         --         250,000         --       $6,750
Cathy E. Pryor
Vice President of
  Store Operations.........         --          77,374         --       $4,291

______________
(1) Hibbett's fiscal year ends on the Saturday nearest to January 31 of each year.

(2) Consists of stock options granted pursuant to the Hibbett Sporting Goods, Inc. Stock Option Plan.

(3) Consists of contributions by the Company under the Hibbett Sporting Goods, Inc. 401(k) Profit Sharing Plan.

Stock Option Plans

     The Company's shareholders approved and adopted the Hibbett
Sporting Goods, Inc. Stock Option Plan (the "Original Plan") as of August 25, 1995, in order to provide selected officers and employees of the Company who are responsible for the conduct and management of its business with equity-based incentives in connection with the performance of their duties and responsibilities with the Company. Under the Original Plan, 404,749 shares of Common Stock have been reserved for issuance. Options on all of these shares have been granted and the Company's Board of Directors has discontinued future grants of stock options under the Original Plan.
As of April 1, 1996, the Company's shareholders approved and adopted the Hibbett Sporting Goods, Inc. 1996 Stock Option Plan (the "1996 Plan") under which future grants of stock options under the Company's stock option program will be made. Under the 1996 Plan, 595, 251 shares of Common Stock have been reserved for issuance.

     The Original Plan and the 1996 Plan (collectively, the
"Plans") provide for the grant of stock options, which may be non-qualified stock options or incentive stock options for tax purposes. The Plans are administered by the Company's Board of Directors or a committee appointed by the Board. It is anticipated that following the completion of the Company's initial public offering, the Plans will be administered by a Compensation Committee consisting of members of the Company's Board of Directors who are "disinterested persons" within the meaning set forth in Rule 16b-3(d)(3) promulgated under the Securities Exchange Act of 1934, as amended. Under the Plans all full-time employees selected by the Compensation Committee will be eligible to receive options.

     The Board of Directors or a committee thereof, as the case may be, is authorized to determine the terms and conditions of all option grants, subject to the limitations that the option price per share under the Original Plan may not be less than the fair market value of a share of Common Stock on the date of grant and the term of an option may not be longer than ten years. Under the 1996 Plan, the option exercise price is determined in the discretion of the Board of Directors or the Compensation Committee, as applicable. Payment of the option price may be made in the discretion of the Board of Directors or a committee thereof, as the case may be, in cash or common stock or a combination thereof. Options granted under the Plans are not transferable except by will or the laws of descent and distribution, and are exercisable during the optionee's life only by the optionee. In addition, under the 1996 Plan, an optionee's outstanding options and shares acquired pursuant to the exercise of such optionee's options may be repurchased by the Company in the event of the termination of such optionee's employment with the Company. Following completion of the Company's initial public offering such purchase price shall be the closing price of the Common Stock as reported in the Wall Street Journal. In the case of the 1996 Plan, the Board of Directors or the Compensation Committee, as applicable, may impose other restrictions on shares acquired pursuant to the exercise of an option, including a right of first refusal in favor of the Company. Under the Original Plan, following completion of the Company's initial public offering, in the event of the termination of an optionee's employment with the Company, the Company shall repurchase all outstanding options held by such optionee.

     In the event of a merger of the Company (or similar corporate transaction) or the sale of all or substantially all of the assets of the Company, if the options granted under the Plans are not assumed or substituted by the acquiror, such options may, in the discretion of the Compensation Committee, be canceled in exchange for delivery by the Company of shares of Common Stock having a value with respect to each option equal to the product of (1) the excess of the fair market value of a share of Common Stock over the exercise price of the option and (2) the number of shares with respect to which the option is then exercisable. Any options the exercise price of which exceeds the fair market value of a share of Common Stock shall be canceled without payment of any consideration. In the event of a change in control (defined as the acquisition of (i) the power to direct the management of the Company or
(ii) 50% of the voting shares of Common Stock) or a tender offer for shares of Common Stock (other than a self-tender), the Compensation Committee may take any action it deems appropriate with respect to outstanding options.

     The Plans may be amended or terminated by the Compensation
Committee from time to time to the extent deemed appropriate; provided however that no amendment shall be made (i) which would impair the rights of an optionee without such optionee's consent or (ii) which would increase the number of shares reserved for issuance under the Plans or change the class of employee eligible to participate in the Plans.

     Options to purchase a total of 404,749 shares of Common Stock have been granted under the Original Plan to six employees of the Company, including a grant to Mr. Newsome of an option to purchase 250,000 shares of Common Stock and a grant to Ms. Pryor of an option to purchase 77,374 shares of Common Stock. Ms. Pryor's options granted under the Original Plan vest over a three year period in equal installments beginning on the first anniversary of the grant date. Mr. Newsome's options vest over five years in equal installments beginning on the first anniversary of the grant date. On April 1, 1996 options to purchase a total of 277,000 shares of Common Stock were granted under the 1996 Plan to 36 employees, including a grant to Ms. Pryor of an option to purchase 65,000 shares of Common Stock. Options granted under the 1996 Plan vest over a five year period, in equal installments, beginning on the first anniversary of the grant date.

Option/SAR Grants in Last Fiscal Year

     The following table sets forth certain information concerning grants of stock options made to the executive officers named in the Summary Compensation Table during the fiscal year ended February 3, 1996.

                                                                                                        Potential
                                                                                                   Realizable Value at
                                                                                                      Assumed Annual
                                                                                                   Rates of Stock Price
                                                                                                       Appreciation
                                                 Individual Grants                                   for Option Term
                            --------------------------------------------------------------        -------------------------
                                                   % of
                            Number of             Total
                            Securities           Options/
                            Underlying             SARs           Exercise
                             Options/           Granted to        or Base
                               SARs             Employees          Price        Expiration
        Name                 Granted          in Fiscal Year       ($/Sh)          Date           5% (3)          10% (3)
        ----                 ---------        --------------      --------      ----------        ----------      ---------

Michael J. Newsome...         250,000(1)(4)       61.77%            1.00         11/01/05
Cathy E. Pryor.......          77,374(2)          19.12%            0.31         8/25/01

______________
(1) These options have a term of ten years and vest over a five year period, in equal installments beginning on the first anniversary of the grant date.

(2) These options have a term of six years and vest over a three year period, in equal installments beginning on the first anniversary of the grant date.

(3) The dollar amounts shown are based on certain assumed rates of appreciation and the assumption that the options will not be exercised until the end of the expiration periods applicable to the options. Actual realizable values, if any, on stock option exercises and common stock holdings are dependent on the future performance of the Common Stock and overall stock market conditions. There can be no assurance that the amounts reflected will be achieved.

(4) Consists of options granted as of November 1, 1995 under the Original Plan pursuant to the terms of the Employment Agreement. See "--Employment Agreement."

Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-End Option
Values

     No options were exercised by the executive officers named in the Summary Compensation Table during fiscal 1996. No stock appreciation rights were exercised by such executive officers or were outstanding at the end of the year. The following table sets forth certain information concerning unexercised options and fiscal year-end option values for the named executive officers.

                                 Number of
                                 Securities              Value of
                                 Underlying             Unexercised
                                Unexercised            in-the-Money
                                Options/SARs           Options/SARs
                             at Fiscal Year-End       at Fiscal Year-
                                    (#)                   End ($)
                                 Exercisable/           Exercisable/
         Name                  Unexercisable         Unexercisable (1)
         ----                ------------------      -----------------
Michael J. Newsome......
Cathy E. Pryor..........

______________
(1)   Based on the fair market value of the Company's Common Stock at the end
      of fiscal 1996 ($       per share), as determined by the Company's Board
      of Directors less the exercise price payable for such shares.

Employment Agreement

     Michael J. Newsome, President and Chief Operating Officer of the Company, has entered into an employment agreement with the Company and a letter agreement with the Board of Directors of the Company (collectively, the "Employment Agreement") which took effect on November 1, 1995. The Employment Agreement has an initial term that expires on November 1, 1998 and provides for annual base salary and annual incentive bonuses and the grant of the options set forth above. If the Company terminates Mr. Newsome's employment without cause, as defined in the Employment Agreement, (other than by reason of death or disability) or Mr. Newsome terminates his employment for good reason, as defined in the Employment Agreement, the Employment Agreement provides that Mr. Newsome shall continue to receive his base salary and certain benefits for what would have been the remainder of the employment term determined without regard to such termination. Notwithstanding the foregoing, such payments will cease if Mr. Newsome breaches the noncompetition clause, described below. If the Company terminates Mr. Newsome's employment without cause or Mr. Newsome terminates his employment with good reason, the Company will have the right to purchase and Mr. Newsome shall have the right to sell the shares of Common Stock held by him on October 31, 1995 at a price equal to the fair market value, as determined by the Compensation Committee of the Board of Directors. If the Company terminates Mr. Newsome's employment for cause or Mr. Newsome terminates his employment for any reason other than good reason, the Employment Agreement provides that the Company will have a right to repurchase such shares at book value, as defined in the Employment Agreement.
The Employment Agreement includes a noncompetition clause requiring Mr. Newsome not to compete with the Company following a termination of his employment for a period which may be as long as the longer of (i) two years after ceasing to be employed and (ii) what would have been the remaining term of employment without regard to such termination of employment.

     No other employee of the Company is a party to an employment agreement with the Company.

Compensation Committee Interlocks and Insider Participation

     The Board of Directors does not currently have a compensation committee, but anticipates establishing one within 90 days of the closing of the Offering. The functions of the compensation committee other than administration of the Plans, as discussed above, are currently performed by the Board of Directors of the Company. Mr. Newsome, the President of the Company, serves on the Board of Directors and on the committee established to administer the Plans prior to establishment of the compensation committee.


                            PRINCIPAL SHAREHOLDERS

     The following table sets forth certain information concerning the beneficial ownership of the Common Stock as of May 4, 1996 and as adjusted to reflect the sale of shares of Common Stock offered hereby by
(i) each person (or group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934) known by the Company to own beneficially more than five percent of the Company's Common Stock, (ii) each of the executive officers named in the Summary Compensation Table, (iii) each director and (iv) all directors and executive officers as a group:

                                                       Prior to Offering                      After Offering
                                                -------------------------------       -------------------------------
                                                  Common Stock                           Common Stock
  Name and address of Beneficial Owner(1)       beneficially owned      Percent       beneficially owned      Percent
- -----------------------------------------       ------------------      -------       ------------------      -------
The SK Equity Fund, L.P.(2)
SK Investment Fund, L.P.(2)
Allan Karp(2)
John F. Megrue(2)
Thomas A. Saunders, III(2)
  Two Greenwich Plaza
  Suite 100
  Greenwich, CT 06830......................              17,609,000           75%
Clyde B. Anderson
  402 Industrial Lane
  Birmingham, AL 35211.....................               1,596,049            7%
Michael J. Newsome(3)
  451 Industrial Lane
  Birmingham, AL 35211.....................                 750,000            3%
All Directors and Executive Officers
as a group(4)..............................              19,955,049           85%

______________
(1) As used in this table "beneficial ownership" means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. A person is deemed as of any date to have "beneficial ownership" of any security that such person has a right to acquire within 60 days and such security is deemed to be outstanding for purposes of calculating the ownership percentage of such person, but is not deemed to be outstanding for purposes of calculating the ownership percentage of any other person.

(2) Includes 17,418,455 shares owned by The SK Equity Fund, L.P. and 190,545 shares owned by SK Investment Fund, L.P. SK Partners, L.P. is the general partner of each of The SK Equity Fund, L.P. and SK Investment Fund, L.P. Messrs. Karp, Megrue and Saunders are general partners of SK Partners, L.P., and, therefore, may be deemed to have beneficial ownership of the shares shown as being owned by the Funds above. Messrs. Megrue, Saunders and Karp disclaim benefical ownership of such shares.

(3) All of the shares owned by Mr. Newsome are subject to call by the Company at "book value" or "fair market value" if Mr. Newsome's employment is terminated under certain circumstances set forth in the Employment Agreement. See "Management--Employment Agreement."

(4) Includes shares held by the Funds as a result of affiliations described in note (2) above.

     Prior to the consummation of the Offering, the Anderson
Shareholders collectively own approximately 22% of the Company's Common Stock, including the Common Stock shown as being owned by Clyde B. Anderson in the table above. After the consummation of the Offering, the Anderson
Shareholders will collectively own approximately    % of the Company's Common
Stock. The Anderson Shareholders have agreed that, for a period of 180 days from the date of this Prospectus, they will not, without the prior written consent of Smith Barney Inc. offer, sell, grant any option to purchase or otherwise dispose of the Company's Common Stock or any securities convertible into or exchangeable for such Common Stock.


                             CERTAIN TRANSACTIONS

Sale of Distribution Center

     The Company assigned its interest in its former headquarters and distribution facility to Anderson & Anderson, an entity affiliated with certain Anderson Shareholders, for $850,000.

Management Agreement

     Prior to June 1, 1995, the Company contracted with ANCO
Management Services, Inc. ("ANCO"), an affiliated entity of the Anderson Shareholders, to obtain certain management services including operating, planning and financing advice. From June to November 1, 1995, the Company contracted for such management services with a different affiliated entity, Anderson & Anderson. Fees for those services amounted to $227,000, $256,000 and $95,000 in fiscal 1994, 1995 and 1996, respectively.

Working Capital Line of Credit

     During fiscal 1995, the Company also borrowed funds from ANCO to meet its working capital needs. The average amount outstanding under these loans during fiscal 1995 was $120,000, the maximum amount outstanding was $810,000 and the weighted average interest rate was 7.45%. The loans were repaid during fiscal 1995.


Certain Issuance of Stock to Clyde B. Anderson

     Prior to November 1, 1995, in consideration for his assistance in arranging the Recapitalization, the Company issued to Clyde B. Anderson 322,419 shares of Common Stock.

Transactions Related to the Recapitalization

     Prior to November 1, 1995, all of the issued and outstanding common stock of the Company was owned by Charles C. Anderson, Sr., Joel R. Anderson, Charles C. Anderson, Jr., Terry C. Anderson, Clyde B.
Anderson, Harold M. Anderson, certain Anderson family trusts and certain other persons (together with their permitted transferees, the "Anderson Shareholders") and by Michael J. Newsome. Pursuant to the terms of a stock purchase and redemption agreement dated November 1, 1995 (the "Stock Purchase Agreement"), The SK Equity Fund, L.P. (the "Equity Fund") and SK Investment Fund, L.P. (the "Investment Fund" and, together with the "Equity Fund", the "Funds") agreed to acquire from the Company for $24,250,000 in cash, and the Company agreed to issue and sell (i) to the
Funds: (x) 17,609,000 shares of Common Stock, and (y) $4,574,000 aggregate principal amount of its 12% Subordinated Notes due November 1, 2002 (the "Subordinated Notes"), and (ii) to the Equity Fund $2,500,000 in the aggregate principal amount of its 12% Senior Subordinated Note due November 2, 2000 (the "Senior Subordinated Notes") (collectively, the "Acquisition"). In addition, pursuant to the terms of the Stock Purchase Agreement, the Company agreed, upon the consummation of the Acquisition, to redeem from the Anderson Shareholders 34,220,000 shares of Common Stock (the "Redemption") in exchange for: (i) $22,500,000 in cash, (ii) $1,625,000 aggregate principal amount of the 12% Senior Subordinated
Notes and (iii) $11,426,000 aggregate principal amount of the Subordinated Notes. Thus, upon the consummation of the Acquisition and the Redemption, the Funds and the Anderson Shareholders owned 17,609,000 and 5,030,000 shares of Common Stock, respectively, or approximately 75.3% and 21.5% of the outstanding Common Stock, respectively. The remaining 750,000 shares of Common Stock were held by Mr. Newsome. In February, 1996 the Company repaid in full all the amounts outstanding under the Senior Subordinated Notes.

     The Subordinated Notes were issued by the Company at discount, with the yield to maturity compounded annually at 14.92%. Pursuant to the terms of the Subordinated Notes, payment of interest accrued thereon during the first year of the term thereof is deferred until November 1, 1996. The Company is permitted to redeem the Subordinated Notes at their face value plus the interest accrued thereon until the day of redemption out of the proceeds from a public offering of its stock. The Subordinated Notes bear interest at the rate of 12% per annum and mature on November 1, 2002. The Company intends to redeem the Subordinated Notes out of the proceeds of the Offering.

Stockholders Agreement

     In connection with the Acquisition and the Redemption, the Company, the Anderson Shareholders, Mr. Newsome and the Funds entered into a stockholders agreement dated as of November 1, 1995 (the "Stockholders Agreement"). Except for provisions relating to indemnification and contribution, the Stockholders Agreement will terminate when the number of shares of Common Stock held by the Anderson Shareholders falls below 1,974,500 shares.

     The Stockholders Agreement specifies the number of members of the Board of Directors of the Company as well as the right of the Funds to nominate the majority of such members and the right of the Anderson Shareholders to nominate one such member. Such directors can only be removed for cause or if persons entitled to designate such directors consents to removal in writing.

     Actions of the Board require either (i) the affirmative vote of a majority of the directors at a duly convened meeting of the Board at which a quorum consisting of three directors, of whom at least two must be designees of the Funds, is present or (ii) the unanimous written consent of the Board. Certain actions including an amendment to the Company's Articles of Incorporation or Bylaws, a sudden and material change in the Company's line of business, certain related party transactions and a change in the Company's auditors prior to the completion of the fiscal 1997 audit, require the affirmative vote of the Board, with the director designated by the Anderson Shareholders voting in the affirmative.

     Subject to certain exceptions, including the public offering of Common Stock, the Stockholders Agreement provides preemptive rights to each of the Funds, the Anderson Shareholders and Mr. Newsome to purchase their respective pro rata portions of any newly issued stock of the Company or any newly issued securities convertible, exchangeable or exercisable into the Company's stock.

     The Stockholders Agreement grants the Anderson Shareholders and Mr. Newsome "tag along" rights to participate in a private sale of shares of Common Stock by the Funds to a third party. In addition, the Stockholders Agreement grants the Funds certain "drag along rights" to compel the Anderson Shareholders and Mr. Newsome to participate in a private sale of all the shares of Common Stock owned by the Funds to a third party.

     The Stockholders Agreement also grants to the Funds unlimited demand registration rights and to the Anderson Shareholders, holding the majority of the total number of shares of Common Stock held by the Anderson Shareholders, one demand registration right that becomes exercisable 270 days after the closing of the Offering. The Company, notwithstanding these demand registration rights, shall not be obligated to effect more than one demand registration in any six-month period. The Stockholders Agreement also grants the Funds, the Anderson Shareholders and Mr. Newsome "piggy back" registration rights, subject to certain limitations, if the Company proposes to register its Common Stock.

     The Company is obligated to pay all reasonable fees, costs and expenses in connection with any demand or "piggy back" registration other than underwriting discounts or commissions. The Stockholders Agreement contains customary indemnity provisions between the Company and the selling shareholders for losses arising out of any demand or "piggy back" registration.

Advisory Agreement

     On November 1, 1995, the Company entered into an advisory agreement with Saunders Karp & Co., L.P. (the "Advisor"), a limited partnership the general partner of which is SK Partners L.P., which is also the general partner of each of the Funds. Pursuant to the advisory agreement the Advisor has agreed to provide certain financial advisory services to the Company. In consideration for these services, the Advisor is entitled to receive an annual fee of $200,000, payable quarterly in advance. The Company paid the Advisor $50,000 in fiscal 1996 and $50,000 during the thirteen week period ending on May 4, 1996 pursuant to that agreement. The Company also has agreed to indemnify the Advisor for certain losses arising out of the provision of advisory services and to reimburse certain of the Advisor's out-of-pocket expenses. In addition, on November 1, 1995, the Company paid the Advisor a one-time fee of $500,000 primarily for its assistance in the arrangement, placement and negotiation of the Term Loan and the Revolving Loan Agreement.

Non-Competition Agreement

     Messrs.  Charles C.  Anderson, Joel R.  Anderson and Clyde B.
Anderson, as former controlling shareholders of the Company, have entered into a non-competition agreement with the Company and the Funds in connection with the Acquisition and Redemption. Under the agreement, Messrs. Andersons agreed not to be engaged in the retail sales of athletic equipment, apparel, footwear or other sporting goods in any and all states of Alabama, Florida, Georgia, Kentucky, Louisiana, Mississippi, North
Carolina, South Carolina, Illinois, Tennessee and any other state immediately adjacent to any of the foregoing states at any time prior to November 1, 2000.


                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to the Offering, there has been no market for the Common
Stock of the Company. Future sales of substantial amounts of Common Stock in the public market could adversely affect prevailing market prices.

     Upon completion of the Offering, the Company will have
approximately         shares of Common Stock outstanding (assuming no exercise
of the Underwriters' over-allotment option and no exercise of outstanding
options after May 4, 1996).  Of these shares, the        shares sold in the
Offering will be freely tradeable without registration under the Securities Act of 1933, as amended (the "Act"), except to the extent the shares are held by affiliates of the Company. On the date of this Prospectus, approximately
   "restricted shares" as defined in Rule 144 will be outstanding. Of such shares, and without consideration of the contractual restrictions described
below, approximately         shares would be available for immediate sale in
the public market without restriction pursuant to Rule 144(k). Beginning 90 days after the date of this Prospectus, and without consideration of the
contractual restrictions described below, approximately       shares would be
eligible for sale in reliance upon Rule 144 promulgated under the Act and
approximately       shares would be eligible for sale in reliance upon Rule
701 promulgated under the Act.   The holders of the remaining approximately
      restricted shares will not be able to sell such shares pursuant to Rule 144 until a two year period has elapsed since the shares were acquired from the Company or an affiliate of the Company, which two year periods will end
between       and      .  Furthermore, holders of an aggregate of 23,389,000
shares are entitled to piggyback registration rights, of which 22,639,000 shares are also entitled to demand registration rights. To date, none of these holders has indicated an intention to exercise such demand registration rights. See "Certain Transactions--Stockholders Agreement."

     The Funds, the Anderson Shareholders, officers and directors who own shares of the Company's stock have agreed not to offer, sell, contract to sell or grant any option to purchase or otherwise dispose of Common Stock of the Company or any securities convertible into, or exchangeable for, shares of Common Stock, subject to certain exceptions, owned by them without the prior written consent of Smith Barney Inc. for a period of 180 days after the date of this Prospectus. As a result of these contractual restrictions and the provisions of Rules 144(k), 144 and 701, additional shares will be available for sale in the public market as follows: (i) approximately shares will be eligible for immediate sale on the date of this Prospectus,
(ii) approximately       shares will be eligible for sale beginning 90 days
after the date of this Prospectus, (iii) approximately         shares will be
eligible for sale beginning 180 days after the date of this Prospectus. Additional shares may be available if options are exercised between May 4, 1996 and 180 days after the date of this Prospectus, or upon the vesting of shares pursuant to stock repurchase agreements between the Company and certain of its employees.

     In general, under Rule 144 as currently in effect, beginning 90 days after the Offering, a person (or persons whose shares are aggregated) may sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of the Company's Common Stock
(approximately         shares immediately after the Offering) or the average
weekly trading volume of the Company's Common Stock during the four-calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission; provided that at least two years have elapsed since the shares to be sold were last acquired from the Company or an affiliate of the Company. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. Any person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, may sell shares under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements; provided that at least three years have elapsed since the shares to be sold were last acquired from the Company or an affiliate of the Company.

     Subject to certain limitations on the aggregate offering price of a transaction and other conditions, Rule 701 may be relied upon with respect to the resale of securities originally purchased from the Company by its employees, directors, officers, consultants or advisers between May 20, 1988, the effective date of Rule 701, and the date the issuer becomes subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to written compensatory benefit plans or written contracts relating to the compensation of such persons. In addition, the Securities and Exchange Commission has indicated that Rule 701 will apply to typical incentive stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act (including options granted before May 20, 1988, if made in accordance with the Rule had it been in effect), along with the shares acquired upon exercise of such options after May 20, 1988 (including exercises after the date of this Prospectus). Securities issued in reliance on Rule 701 are restricted securities and, beginning 90 days after the date of this Prospectus, may be sold by persons other than affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its two-year holding period requirements.

     The Company has also agreed not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or any rights to acquire Common Stock for a period of 180 days after the date of this Prospectus, without the prior written consent of the representatives of the Underwriters, subject to certain limited exceptions.

     Following the Offering, the Company intends to file registration statements under the Act covering approximately 1,000,000 shares of Common Stock issued or reserved for issuance under the Plans. Accordingly, shares registered under such registration statements will, subject to Rule 144 volume limitations applicable to affiliates and the lapsing of the Company's repurchase options, be available for sale in the open market, unless such shares are subject to vesting restrictions with the Company or the contractual restrictions described above.


                         DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock.

Common Stock

     As of May 4, 1996 there were 23,389,000 shares of Common Stock outstanding which were held of record by 23 shareholders. There will be shares of Common Stock outstanding (assuming no exercise of the Underwriters' over-allotment option and no exercise of outstanding options) after giving effect to the sale of the shares of Common Stock offered hereby.

     The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the shareholders and do not have cumulative voting rights. The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities. Except as otherwise provided in the Stockholders Agreement, the holders of Common Stock have no preemptive or conversion rights or other subscription rights. See "Certain Transactions--Stockholders Agreement." There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable, and the shares of Common Stock to be issued upon completion of this offering will be fully paid and non-assessable.

Indemnification of Officers and Directors

     The Company's Amended & Restated Bylaws (the "Bylaws") provide that the Company must indemnify any person, and such person's heirs and administrators, who is or was an officer or director of the Company or who served at the request of the Company as an officer or director of any corporation of which the Company owns shares or capital stock or of which the Company is a creditor or which is a subsidiary or affiliate of the Company (each such entity other than the Company, a "Related Entity"), against any and all liability and reasonable expenses that may be incurred by such person in connection with or resulting from any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, whether formal or informal, in which such person may become involved, as a party or otherwise, by reason of his being or having been an officer or director of the Company or an officer or director of a Related Entity, or by reason of any action taken or not taken by him in such capacity. Pursuant to Section 10-2B-8.51 of the Alabama Business Corporation Act (the "ABCA"), the Company is required to indemnify only if such person acted in good faith and, if acting in his official capacity, in what he reasonably believed to be in the best interests of the Company or such Related Entity or, if acting in a nonofficial capacity, he reasonably believed that his conduct was not opposed to the best interests of the Company or such Related Entity. The Company may not indemnify any such person in connection with any such action, suit or proceeding asserted or brought by or in the right of the Company in which such person is adjudged liable to the Company or in connection with any other proceeding charging improper personal benefit to such person, whether or not involving action in his or her official capacity, in which such person is adjudged liable on the basis that personal benefit was improperly received by such person, unless (and only to the extent that) the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper. To the extent that a director or officer of the Company has been successful on the merits or otherwise in defense of any proceeding or of any claim, issue or matter in such proceeding, such person shall be indemnified against reasonable expenses (including without limitation attorneys' fees) actually and reasonably incurred by such person in connection therewith, notwithstanding that he has not been successful on any other claim, issue or matter in any such action, suit or proceeding.

     The Company may advance expenses (including attorneys' fees) incurred in defending a civil or criminal claim, action, suit or proceeding covered by the indemnification provisions of the ABCA in advance of the final disposition thereof upon receipt of a written affirmation by the indemnitee of his good faith belief that the standards of conduct set forth in Section 10-2B-8.51 of the ABCA have been met, and an undertaking by or on behalf of the indemnitee to repay such amount unless it is ultimately determined that he is entitled to indemnification under the ABCA.

Transfer Agent and Registrar

               The Transfer Agent and Registrar for the Common Stock is
 .


                                 UNDERWRITING

               Upon the terms and subject to the conditions stated in the Underwriting Agreement dated the date hereof, each of the Underwriters named below has severally agreed to purchase, and the Company has agreed to sell to such Underwriters, the respective number of shares of Common Stock set forth opposite the name of such Underwriter.

                                                        Number of
                       Name                              Shares
                       ----                             ---------

Smith Barney Inc...................................
Montgomery Securities..............................
The Robinson-Humphrey Company, Inc.................
                                                       -----------

            Total..................................    ===========


     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares offered hereby are subject to approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

     The Underwriters, for whom Smith Barney Inc., Montgomery
Securities and The Robinson-Humphrey Company, Inc. are acting as the Representatives, propose to offer part of the shares of Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus and part of the shares of Common Stock to certain
dealers at a price which represents a concession not in excess of $      per
share under the public offering price.  The Underwriters may allow, and
such dealers may reallow, a concession not in excess of $      per share to
certain other dealers. The Representatives of the Underwriters have advised the Company that the Underwriters do not intend to confirm any sales to any accounts over which they exercise discretionary authority.

     The Company has granted to the Underwriters an option, exercisable for
thirty days from the date of this Prospectus, to purchase up to     additional
shares of Common Stock at the price to public set forth on the cover page of this Prospectus minus the underwriting discounts and commissions. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with the offering of the shares offered hereby. To the extent such option is exercised, each Underwriter will be obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares set forth opposite each Underwriter's name in the preceding table bears to the total number of shares listed in such table.

     The Company, its officers and directors, and certain of its shareholders have agreed that, for a period of 180 days from the date of this Prospectus, they will not, without the prior written consent of Smith Barney Inc., offer, sell, pledge, contract to sell, or otherwise dispose of any Common Stock (or any security convertible into or exchangeable or exercisable for Common Stock) or other securities of the Company that are substantially similar to Common Stock or grant any options or warrants to purchase Common Stock or similar securities, subject to certain limited exceptions.

     Prior to the Offering, there has not been any public market for Common Stock of the Company. Consequently, the initial public offering price for the shares of Common Stock included in the Offering has been determined by negotiations between the Company and the Representatives. Among the factors considered in determining such price were the history of and prospects for the Company's business and the industry in which it competes, an assessment of the Company's management and the present state of the Company's development, the past and present revenues and earnings of the Company, the prospects for growth of the Company's revenues and earnings, the current state of the economy in the United States and the current level of economic activity in the industry in which the Company competes and in related or comparable industries, and currently prevailing conditions in the securities markets, including current market valuations of publicly traded companies which are comparable to the Company.

     The Company and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.


                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Balch & Bingham, Birmingham, Alabama. Certain legal matters relating to the Offering will be passed upon for the Company by Davis Polk & Wardwell, New York, New York and for the Underwriters by Latham & Watkins, New York, New York.


                                    EXPERTS

     The audited consolidated financial statements of the Company and its subsidiaries as of January 28, 1995 and February 3, 1996, and for each of the three fiscal years in the period ended February 3, 1996, included in this Prospectus and the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.


                            ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange
Commission (the "Commission") a Registration Statement on Form S-1 (of which this Prospectus is a part) under the Securities Act with respect to the Common Stock. This Prospectus does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission.

     The Registration Statement and the exhibits and schedules forming a part thereof can be inspected and copies obtained at the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W.,
Washington, D.C. 20549, at prescribed rates. The Commission maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

                INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                         Page
                                                                         ----

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                  F-2



CONSOLIDATED FINANCIAL STATEMENTS:


    Consolidated Balance Sheets as of January 28, 1995,
      February 3, 1996, and May 4, 1996 (unaudited)                       F-3

    Consolidated Statements of Operations for the fiscal years ended
      January 29, 1994, January 28, 1995, and February 3, 1996, and
      the thirteen week periods ended April 29, 1995 and May 4, 1996
      (unaudited)                                                         F-4

    Consolidated Statements of Stockholders' Investment (Deficit) for
      the fiscal years ended January 29, 1994, January 28, 1995, and
      February 3, 1996, and the thirteen week period ended May 4, 1996
      (unaudited)                                                         F-5

    Consolidated Statements  of Cash Flows for the fiscal years ended
      January 29, 1994, January 28, 1995, and February 3, 1996, and
      the thirteen week periods ended April 29, 1995 and May 4, 1996
      (unaudited)                                                         F-6


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                                F-7





                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS




To Hibbett Sporting Goods, Inc.:


     We have audited the accompanying consolidated balance sheets of HIBBETT SPORTING GOODS, INC. (an Alabama corporation) AND SUBSIDIARIES as of January 28, 1995 and February 3, 1996, and the related consolidated statements of operations, stockholders' investment (deficit), and cash flows for each of the three fiscal years in the period ended February 3, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hibbett Sporting Goods, Inc. and subsidiaries as of January 28, 1995 and February 3, 1996, and the results of their operations and their cash flows for each of the three fiscal years in the period ended February 3, 1996, in conformity with generally accepted accounting principles.


                                                   ARTHUR ANDERSEN LLP



Birmingham, Alabama
April 2, 1996





               HIBBETT SPORTING GOODS, INC. AND SUBSIDIARIES

                        CONSOLIDATED BALANCE SHEETS

                          (Dollars In Thousands)

                                  ASSETS




                                                                                 January 28,   February 3,       May 4,
                                                                                    1995           1996           1996
                                                                                -------------  ------------  ------------
                                                                                                              (Unaudited)
CURRENT ASSETS:

    Cash and cash equivalents                                                    $     727     $       31      $       32
    Accounts receivable, net                                                         1,094          1,341           1,418
    Inventories                                                                     14,736         20,705          26,065
    Prepaid expenses and other                                                         112            756           1,035
    Refundable income taxes                                                              0            419               0
    Deferred income taxes                                                              410            538             584
                                                                                -------------  ------------  ------------
                                                                                    17,079         23,790          29,134
                                                                                -------------  ------------  ------------
PROPERTY AND EQUIPMENT:
    Land                                                                                94            748              24
    Buildings                                                                        1,084          4,869              83
    Equipment                                                                        3,145          4,581           4,865
    Furniture and fixtures                                                           2,557          3,470           3,576
    Leasehold improvements                                                           4,092          5,901           6,038
    Construction in progress                                                           673            170             434
                                                                                -------------  ------------  ------------
                                                                                    11,645         19,739          15,020
    Less accumulated depreciation and amortization                                   6,281          7,605           7,226
                                                                                -------------  ------------  ------------
                                                                                     5,364         12,134           7,794
                                                                                -------------  ------------  ------------
NONCURRENT ASSETS:
    Deferred income taxes                                                              296            308             320
    Unamortized debt issuance costs, net                                                 0            434             423
    Other, net                                                                          48             36              32
                                                                                -------------  ------------  ------------
                                                                                       344            778             775
                                                                                -------------  ------------  ------------
                                                                                   $22,787        $36,702         $37,703
                                                                                =============  ============  ============

                                    LIABILITIES AND STOCKHOLDERS' INVESTMENT (DEFICIT)

CURRENT LIABILITIES:
    Current maturities of long-term debt                                           $   420        $     0         $     0
    Accounts payable                                                                 7,543         10,371          11,378
    Accrued income taxes                                                                71              0             221
    Accrued expenses:
       Payroll-related                                                                 809          1,079             878
       Other                                                                           650            887             976
       Related-party                                                                   127            546           1,083
                                                                                -------------  ------------  ------------
                                                                                     9,620         12,883          14,536
                                                                                -------------  ------------  ------------
LONG-TERM DEBT                                                                       4,908         31,912          30,325
                                                                                -------------  ------------  ------------
COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' INVESTMENT (DEFICIT):
    Common stock, $.01 par value, 50,000,000 shares authorized,
       23,389,000 shares issued and outstanding at February 3, 1996 and
       May 4, 1996 (unaudited); and $.01 par value, 3,000,000 shares authorized, 1,025,600 shares issued and outstanding at January 28,
       1995                                                                             10            234             234
    Paid-in capital                                                                    117         14,933          14,933
    Retained earnings (deficit)                                                      8,132        (23,260)        (22,325)
                                                                                -------------  ------------  --------------
                                                                                     8,259         (8,093)         (7,158)
                                                                                -------------  ------------  --------------
                                                                                   $22,787        $36,702         $37,703
                                                                                =============  ============  ==============



                     The accompanying notes are an integral part of these consolidated balance sheets.



               HIBBETT SPORTING GOODS, INC. AND SUBSIDIARIES

                   CONSOLIDATED STATEMENTS OF OPERATIONS

             (Dollars In Thousands, Except Per Share Amounts)

                                                                  Fiscal Year Ended                         Period Ended
                                                     --------------------------------------------  ----------------------------
                                                      January 29,      January 28,   February 3,     April 29,      May 4,
                                                         1994             1995          1996           1995         1996
                                                     -------------  --------------  -------------  -------------  -------------
                                                      (52 Weeks)      (52 Weeks)     (53 Weeks)             (Unaudited)

NET SALES                                                  $40,119        $52,266         $67,077        $15,001        $20,251

COST OF GOODS SOLD, INCLUDING WAREHOUSE,
    DISTRIBUTION, AND STORE OCCUPANCY COSTS                 27,731         36,225          46,642         10,431         14,035
                                                     -------------  --------------  -------------  -------------  -------------
           Gross profit                                     12,388         16,041          20,435          4,570          6,216

STORE OPERATING, SELLING, AND ADMINISTRATIVE
    EXPENSES                                                 8,352         10,197          13,326          2,681          3,344


DEPRECIATION AND AMORTIZATION                                  932          1,066           1,322            383            393

MANAGEMENT FEES                                                227            256             145             30             50
                                                     -------------  --------------  -------------  -------------  -------------
           Operating income                                  2,877          4,522           5,642          1,476          2,429

INTEREST EXPENSE                                               488            654           1,685            182            910
                                                     -------------  --------------  -------------  -------------  -------------
           Income before provision for income
              taxes                                          2,389          3,868           3,957          1,294          1,519


PROVISION FOR INCOME TAXES                                     920          1,479           1,514            495            584
                                                     -------------  --------------  -------------  -------------  -------------
           Net income                                     $  1,469       $  2,389        $  2,443      $     799      $     935
                                                     =============  ==============  =============  =============  =============

NET INCOME PER SHARE                                          $.04           $.06            $.07           $.02           $.04
                                                     =============  ==============  =============  =============  =============

WEIGHTED AVERAGE SHARES OUTSTANDING                     39,677,581     39,677,581      35,613,428     39,677,581     23,768,133
                                                     =============  ==============  =============  =============  =============

         The accompanying notes are an integral part of these consolidated statements.



               HIBBETT SPORTING GOODS, INC. AND SUBSIDIARIES

       CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT (DEFICIT)

                          (Dollars In Thousands)

                                                                     Common Stock
                                                            ------------------------------                       Retained
                                                                  Number                          Paid-In        Earnings
                                                                  of Shares      Amount           Capital        (Deficit)
                                                            ----------------  ------------  --------------  -------------
BALANCE, January 31, 1993                                            10,256       $    1       $     126        $   4,274
    Net income                                                            0            0               0            1,469
                                                            ----------------  ------------  -------------    ------------
BALANCE, January 29, 1994                                            10,256            1             126            5,743

    Net income                                                            0            0               0            2,389
    Change in par value                                                   0           (1)              1                0
    Issuance of shares in connection with a
       100-for-1 stock split
                                                                  1,015,344           10             (10)               0
                                                            ---------------  -------------  -------------  ---------------
BALANCE, January 28, 1995                                         1,025,600           10             117            8,132

    Net income                                                            0            0               0            2,443
    Issuance of shares in connection with a
       38.687189-for-1 stock split                               38,651,981          387            (387)               0
    Purchase and retirement of shares                           (34,220,000)        (342)            (43)         (33,835)
    Issuance of shares                                           17,609,000          176          17,433                0
    Expenses related to capital transactions                        322,419            3          (2,187)               0
                                                            ---------------  -------------  -------------  ---------------
BALANCE, February 3, 1996                                        23,389,000          234          14,933          (23,260)

    Net income (unaudited)                                                0            0               0              935
                                                            ---------------  -------------  -------------  ---------------
BALANCE, May 4, 1996 (Unaudited)                                 23,389,000         $234         $14,933         $(22,325)
                                                            ===============  =============  =============  ===============

                The accompanying notes are an integral part of these consolidated statements.



               HIBBETT SPORTING GOODS, INC. AND SUBSIDIARIES

                   CONSOLIDATED STATEMENTS OF CASH FLOWS

                          (Dollars In Thousands)


                                                                                       Fiscal Year Ended
                                                                           ----------------------------------------
                                                                           January 29,    January 28,    February 3,
                                                                             1994          1995            1996
                                                                           ----------     ----------     ----------

CASH FLOWS FROM OPERATING ACTIVITIES:

    Net income                                                                $1,469         $2,389         $2,443
                                                                           ----------     ----------     ----------
    Adjustments to reconcile net income to net cash provided by
      (used in) operating activities:
       Depreciation and amortization                                             989          1,124          1,475
       Deferred income taxes                                                      21           (266)          (140)
       (Gain) loss on disposal of assets                                          20              4              6
       Interest expense funded through additional debt                             0              0            128
       (Increase) decrease in assets:
           Accounts receivable, net                                              (85)            (9)          (247)
           Inventories                                                        (1,966)        (3,930)        (5,969)
           Prepaid expenses and other                                           (159)            71           (644)
           Refundable income taxes                                               (61)            61           (419)
           Other noncurrent assets                                               (58)            11           (474)
       Increase (decrease) in liabilities:
           Accounts payable                                                      138          2,978          2,828
           Accrued income taxes                                                 (187)            71            (71)
           Accrued expenses                                                      148            694            926
                                                                           ----------     ----------     ----------
                 Total adjustments                                            (1,200)           809         (2,601)
                                                                           ----------     ----------     ----------
                 Net cash provided by (used in) operating activities             269          3,198           (158)
                                                                           ----------     ----------     ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Capital expenditures                                                      (1,600)        (2,179)        (8,172)
    Proceeds from sale of property                                                 9             26              6
                                                                           ----------     ----------     ----------
                 Net cash provided by (used in) in investing activities       (1,591)        (2,153)        (8,166)
                                                                           ----------     ----------     ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Purchase and retirement of shares                                              0              0        (22,250)
    Issuance of shares                                                             0              0         17,609
    Expenses related to capital transactions                                       0              0         (2,184)
    Principal payments on long-term debt                                        (994)        (3,251)        (5,328)
    Proceeds from issuance of long-term debt                                   2,535          4,579              0
    Proceeds from issuance of long-term debt to stockholders                                      0          6,641
    Proceeds from term loan                                                        0              0          1,000
    Revolving loan borrowings and repayments, net                                  0              0         12,140
    Borrowings (repayments) of short-term debt, net                             (172)        (2,179)             0
                                                                           ----------     ----------     ----------
                 Net cash provided by (used in) financing activities           1,369           (851)         7,628
                                                                           ----------     ----------     ----------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                              47            194           (696)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                                 486            533            727
                                                                           ----------     ----------     ----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                                    $  533         $  727       $     31
                                                                           ==========     ==========     ==========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
    Cash paid during the period for:
       Interest                                                               $  327         $  612       $  1,038
                                                                           ==========     ==========     ==========
       Income taxes, net of refunds                                           $1,147         $1,500       $  2,144
                                                                           ==========     ==========     ==========

SUPPLEMENTAL DISCLOSURES OF NONCASH FINANCING ACTIVITIES:
    Issuance of debt to stockholders for the purchase of shares               $    0         $    0        $13,051
                                                                           ==========     ==========     ==========
    Issuance of stock as compensation related to capital transactions         $    0         $    0        $   322
                                                                           ==========     ==========     ==========

                                                                             Thirteen Week
                                                                              Period Ended
                                                                        ------------------------
                                                                         April 29,     May 4,
                                                                           1995         1996
                                                                        -----------  -----------
                                                                              (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:

    Net income                                                            $   799    $     935
    Adjustments to reconcile net income to net cash provided by
      (used in) operating activities:
       Depreciation and amortization                                          398          447
       Deferred income taxes                                                  (58)         (58)
       (Gain) loss on disposal of assets                                        0         (478)
       Interest expense funded through additional debt                          0           14
       (Increase) decrease in assets:
           Accounts receivable, net                                            77          (77)
           Inventories                                                     (2,550)      (5,360)
           Prepaid expenses and other                                        (156)        (279)
           Refundable income taxes                                              0          419
           Other noncurrent assets                                             (1)          (6)
       Increase (decrease) in liabilities:
           Accounts payable                                                   (45)       1,007
           Accrued income taxes                                               406          221
           Accrued expenses                                                  (280)         425
                                                                         ----------  ----------
                 Total adjustments                                         (2,209)      (3,725)
                                                                         ----------  ----------
                 Net cash provided by (used in) operating activities       (1,410)      (2,790)
                                                                         ----------  ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Capital expenditures                                                   (1,365)      (1,128)
    Proceeds from sale of property                                              5        5,553
                                                                         ----------  ----------
                 Net cash provided by (used in) in investing activities    (1,360)       4,425
                                                                         ----------  ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Purchase and retirement of shares                                           0            0
    Issuance of shares                                                          0            0
    Expenses related to capital transactions                                    0            0
    Principal payments on long-term debt                                   (1,113)      (4,267)
    Proceeds from issuance of long-term debt                                    0            0
    Proceeds from issuance of long-term debt to stockholders                    0            0
    Proceeds from term loan                                                     0            0
    Revolving loan borrowings and repayments, net                               0        2,633
    Borrowings (repayments) of short-term debt, net                         3,830            0
                                                                         ----------  ----------
                 Net cash provided by (used in) financing activities        2,717       (1,634)
                                                                         ----------  ----------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                          (53)           1

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                              727           31
                                                                         ----------  ----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                                $   674    $      32
                                                                         ==========  ==========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
    Cash paid during the period for:
       Interest                                                           $   224    $     311
                                                                         ==========  ==========
       Income taxes, net of refunds                                       $   147    $       0
                                                                         ==========  ==========

SUPPLEMENTAL DISCLOSURES OF NONCASH FINANCING ACTIVITIES:
    Issuance of debt to stockholders for the purchase of shares           $     0    $       0
                                                                         ==========  ==========
    Issuance of stock as compensation related to capital transactions     $     0    $       0
                                                                         ==========  ==========

                The accompanying notes are an integral part of these consolidated statements.



               HIBBETT SPORTING GOODS, INC. AND SUBSIDIARIES


                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Business

      Hibbett Sporting Goods, Inc. (the "Company") is an operator of full-line sporting goods retail stores in small to mid-sized markets in the Southeastern United States. The Company's fiscal year ends on the Saturday closest to January 31 of each year.

      Principles of Consolidation

      The consolidated financial statements of the Company include its accounts and the accounts of all wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

      Use of Estimates in the Preparation of Financial Statements

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect (1) the reported amounts of certain assets and liabilities and disclosure of certain contingent assets and liabilities at the date of the financial statements, and (2) the reported amounts of certain revenues and expenses during the reporting period. Actual results could differ from those estimates.

      Unaudited Interim Financial Statements

      In the opinion of management, the unaudited consolidated balance sheet as of May 4, 1996, and the unaudited consolidated statements of income and cash flows for the thirteen week periods ended April 29, 1995 and May 4, 1996, reflect all adjustments (which include only normal recurring adjustments) necessary to present fairly the information set forth therein. The results of operations for interim periods are not necessarily indicative of results for the full year as the Company's business is seasonal. Typically, sales and net income from operations are highest during the fourth fiscal quarter.

      Inventories

      Inventories are valued at the lower of cost or market using the retail inventory method of accounting, with cost determined on a first-in, first-out basis and market based on the lower of replacement cost or estimated realizable value.

      Property and Equipment

      Property and equipment are recorded at cost. It is the Company's policy to depreciate assets acquired prior to January 28, 1995 using accelerated and straight-line methods over the estimated service lives (3 to 10 years for equipment, 5 to 10 years for furniture and fixtures, and 10 to 31.5 years for buildings) and to amortize leasehold improvements using the straight-line method over the periods of the applicable leases. Depreciation on assets acquired subsequent to January 28, 1995 is provided using the straight-line method over the estimated service lives (3 to 5 years for equipment, 7 years for furniture and fixtures, and 39 years for buildings) or, in the case of leasehold improvements, 10 years or over the lives of the respective leases, if shorter.

      Maintenance and repairs are charged to expense as incurred. Costs of renewals and betterments are capitalized by charges to property accounts and are depreciated using applicable annual rates. The cost and accumulated depreciation of assets sold, retired, or otherwise disposed of are removed from the accounts, and the related gain or loss is credited or charged to income.

      Store Opening Costs

      Non-capital expenditures incurred in preparation for opening new retail stores are expensed in the period each store opens.

      Fair Value of Financial Instruments

      In preparing disclosures about the fair value of financial instruments, management has assumed that the carrying amount approximates fair value for cash and cash equivalents, receivables, short-term borrowings and accounts payable, because of the short maturities of those instruments. The estimated fair values of long-term debt instruments are based upon the current interest rate environment and remaining term to maturity.

      Income Taxes

      The Company accounts for income taxes using the asset and liability method, which generally requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. In addition, the asset and liability method requires the adjustment of previously deferred income taxes for changes in tax rates.

      Net Income Per Share

      Net income per share for each of the periods presented is calculated by dividing net income by the number of weighted average common shares outstanding. Common stock equivalents in the form of stock options are included in the calculation utilizing the treasury stock method for all periods presented.

      Consolidated Statements of Cash Flows

      For purposes of the consolidated statements of cash flows, the Company considers all short-term, highly liquid investments with original maturities of three months or less to be cash equivalents.

      Accounting for the Impairment of Long-Lived Assets

      During 1995, Statement of Financial Accounting Standards ("SFAS")
      No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, was issued. The new standard requires all businesses to recognize an impairment loss on a long-lived asset as a charge to current income when certain events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. The Company adopted the new standard effective Febuary 4, 1996 with no significant impact on its financial position or results of operations (unaudited).

      Accounting for Stock-Based Compensation

      SFAS No. 123, Accounting for Stock-Based Compensation, allows companies to continue to record compensation cost under Accounting Principles Board Opinion ("APB") No. 25 or to record compensation cost based on the fair value of stock based awards. Management currently anticipates that it will continue using its current accounting policy under APB No. 25; and as a result, adoption of SFAS No. 123 will not affect the financial condition or results of operations of the Company. SFAS No. 123 does, however, require certain pro forma disclosures reflecting what compensation cost would have been if the fair value based method of recording compensation expense for stock-based compensation had been adopted. The disclosure rules under SFAS No. 123 will be adopted by the Company in fiscal 1997.

      Prior Year Reclassification

      Certain prior year amounts have been reclassified to conform to the current year presentation.


  2.  STOCKHOLDERS' INVESTMENT TRANSACTIONS

      In December 1994, the Company's Board of Directors approved an increase in the number of authorized shares of common stock from 20,000 to 3,000,000 shares and a decrease in the par value from $.10 to $.01 per share. In addition, the Company's Board of Directors declared a 100-for-1 stock split in the form of a 100% stock dividend.

      On November 1, 1995, the Company's Board of Directors approved a series of equity and debt transactions which resulted in a recapitalization of the Company and a change in controlling ownership of the common stock outstanding (the "Recapitalization"). In connection with the Recapitalization, the Company's Board of Directors (i) increased the number of authorized shares of common stock from 3,000,000 to 50,000,000 shares, (ii) declared a 38.687189-
      for-1 stock split, (iii) approved the repurchase and retirement of 34,220,000 shares of common stock for $1.00 per share ($22,250,000 cash and the issuance of $13,051,000 of debt), and (iv) approved the issuance of 17,609,000 new shares of common stock at $1.00 per share and $7,074,000 of debt for $24,250,000 cash. Expenses of $2,506,000 were incurred in connection with the Recapitalization and have reduced paid-in capital.

      All references in the financial statements to weighted average shares outstanding, net income per share, and stock options have been restated to reflect the above stock splits.

  3.  LONG-TERM DEBT

      The Company's long-term debt is as follows:



                                                                          January 28,     February 3,       May 4,
                                                                             1995            1996            1996
                                                                         -------------   -------------    -------------
                                                                                                           (Unaudited)

       Revolving loan agreement                                            $         0     $12,140,000      $14,773,000

       Term loan agreement, due November 1997, unsecured                             0       1,000,000        1,000,000

       Subordinated notes payable to stockholders, unsecured,
           12%, due November 2002, interest payable quarterly,
           beginning November 1, 1996                                                0      16,000,000       16,000,000
       Senior subordinated bridge notes payable to stockholders,
           unsecured, 12%, due November 2000, interest payable
           quarterly                                                                 0       4,253,000                0
       Revolving convertible term loan                                       4,580,000               0                0
       Bank notes payable                                                      748,000               0                0
       Unamortized debt discount                                                     0      (1,481,000)      (1,448,000)
                                                                         -------------   -------------    -------------
                                                                             5,328,000      31,912,000       30,325,000
       Less current maturities                                                 420,000               0                0
                                                                         -------------   -------------    -------------
                                                                            $4,908,000     $31,912,000      $30,325,000
                                                                         =============   =============    =============

      At February 3, 1996 and May 4, 1996 (unaudited), the Company maintained a secured revolving loan agreement totaling $25,000,000 which expires November 2000. Amounts available and secured under the loan agreement are based on levels of certain specified Company assets. Based on the agreement, the Company may borrow amounts against a Base Rate or a LIBOR Rate, as defined in the agreement. Base Rate loans have no specified maturity date and interest on the loans is payable monthly. The Base Rate on these loans at February 3, 1996 and May 4, 1996 was 8.75% and 8.50% (unaudited), respectively. LIBOR Rate loans have specified interest periods (30, 60, 90, or 180 days) attached to the loan with the maturity date being the date principal and interest are due. The rate on these loans at February 3, 1996 and May 4, 1996 was 7.89% and 7.73% (unaudited), respectively. As amounts under the loan agreement do not have to be repaid until the expiring date of November 2000, the full amount outstanding is classified as long-term debt.

      The Company's term loan also allows the Company to specify the interest rate against which amounts are borrowed, the Base Rate or LIBOR Rate. At February 3, 1996 and May 4, 1996, the full amount of the term loan was borrowed against the LIBOR Rate which was 9.45% and 8.78% (unaudited), respectively.

      As part of the Recapitalization, in November 1995, the Company issued to stockholders subordinated notes and senior subordinated bridge notes totaling $20,125,000 with an original issue discount of $1,514,000 related solely to the stockholders subordinated notes. In January 1996, the Company issued $128,000 of additional notes as satisfaction for interest on the Company's bridge notes. A portion of the proceeds of these borrowings was utilized to retire existing debt.

      The Company's debt agreements contain certain restrictive covenants common to such agreements. The Company was in compliance, or had received a noncompliance waiver, with respect to all of its covenants at February 3, 1996 and May 4, 1996 (unaudited).

      Long-term debt contractually matures in each of the next five fiscal years as follows: $0 in 1997, $1,000,000 in 1998, $0 in 1999, $0 in
      2000, $16,393,000 in 2001, and $16,000,000 thereafter.  However, the senior subordinated bridge notes ($4,253,000) were repaid in advance during the thirteen week period ended May 4, 1996 (unaudited).

      During fiscal 1995 and the majority of fiscal 1996, the Company maintained working capital lines of credit under which the average borrowings outstanding were $4,009,000 and $5,200,0000, and the maximum borrowings outstanding were $6,620,000 and $6,697,000 in fiscal 1995 and 1996, respectively. The weighted average interest rate was approximately 7.35% and 9.0% in fiscal 1995 and 1996, respectively. In addition, during fiscal 1995, the Company also borrowed funds to meet working capital needs from a related party. The average amount of borrowings outstanding under these loans during fiscal 1995 was $120,000, the maximum amount outstanding was $810,000, and the weighted average interest rate was 7.45%. No borrowings related to these former working capital lines of credit were outstanding at January 28, 1995, February 3, 1996, or May 4, 1996 (unaudited).

      The estimated fair value of the Company's long-term debt was $32,657,000 and $30,921,000 (unaudited) at February 3, 1996 and May
      6, 1996, respectively.

  4.  LEASES

      The Company leases the premises for its retail sporting goods stores under operating leases which expire in various years through the year 2008. Many of these leases contain renewal options and require the Company to pay executory costs (such as property taxes, maintenance, and insurance). Rental payments typically include minimum rentals plus contingent rentals based on sales.

      In February 1996, the Company entered into a sale-leaseback transaction to finance its new warehouse and office facilities. The sales price of $4,700,000 approximated the book value of the facility after considering transaction expenses. The related lease term is for 15 years at $476,000 per year, and is structured as an operating lease.

      Minimum future rental payments under noncancelable operating leases having remaining terms in excess of one year as of February 3, 1996 are as follows:

                   Fiscal Year Ending
       ----------------------------------------
                          1997                                    $  3,497,000
                          1998                                       3,434,000
                          1999                                       3,115,000
                          2000                                       2,926,000
                          2001                                       2,192,000
                          Thereafter                                 9,375,000
                                                                 --------------
                                                                   $24,539,000
                                                                 ==============

      Rental expense for all operating leases consisted of the following:


                                                                                              Thirteen Week
                                                      Fiscal Year Ended                        Period Ended
                                        ---------------------------------------------  ----------------------------
                                         January 29,     January 28,     February 3,     April 29,        May 4,
                                            1994            1995            1996           1995            1996
                                        -------------   -------------   -------------   ------------     ----------
                                                                                                 (Unaudited)
       Minimum rentals                     $1,749,000     $2,469,000       $3,080,000     $  673,000     $  913,000
       Contingent rentals                     315,000        392,000          487,000        134,000        244,000
                                        -------------   -------------   -------------   ------------     ----------
                                           $2,064,000     $2,861,000       $3,567,000     $  807,000     $1,157,000
                                        =============   =============   =============   ============     ==========

5.    PROFIT-SHARING PLAN

      The Company maintains a 401(k) profit sharing plan (the "Plan") which permits participants to make pretax contributions to the Plan. The Plan covers all employees who have completed one year of service and who are at least 21 years of age. Participants of the Plan may voluntarily contribute from 2% to 15% of their compensation within certain dollar limits as allowed by law. These elective contributions are made under the provisions of Section 401(k) of the Internal Revenue Code which allows deferral of income taxes on the amount contributed to the Plan. The Company's contribution to the Plan equals (1) an amount determined at the discretion of the Board of Directors plus (2) a matching contribution equal to a discretionary percentage of up to 6% of a participant's compensation. Contribution expense for fiscal years 1994, 1995, and 1996 was $89,000, $108,000, and $165,000, respectively, and was $21,000 and
      $60,000 (unaudited) for the thirteen week periods ended April 29, 1995 and May 4, 1996, respectively.

  6.  RELATED-PARTY TRANSACTIONS

      Subsequent to November 1, 1995, the Company's new majority shareholder began providing financial advisory services to the Company for an annual fee of $200,000. Such services include, but are not necessarily limited to, advice and assistance concerning any and all aspects of the operation, planning, and financing of the Company. Management fee expense under this arrangement was $50,000 in each of fiscal 1996 and the thirteen week period ended May 4, 1996 (unaudited).

      Prior to November 1, 1995, the Company's previous majority shareholders (now minority shareholders) provided to the Company similar services as discussed above. Fees for these services amounted to $227,000, $256,000, and $95,000 in fiscal years 1994,
      1995, and 1996, respectively, and $30,000 and $0 (unaudited) in the thirteen week periods ended April 29, 1995 and May 4, 1996, respectively.

      Subordinated notes payable to stockholders, net of the related unamortized debt discount, were outstanding and included in long-term debt in the amount of $18,772,000 and $14,552,000 (unaudited) at February 3, 1996 and May 4, 1996, respectively. Related to these notes, the Company incurred approximately $620,000 of interest expense in fiscal 1996, of which approximately $492,000 was included in accrued expenses and approximately $128,000 was capitalized into the senior subordinated bridge notes payable at February 3, 1996.
      For the thirteen week period ended May 4, 1996, the Company incurred approximately $500,000 (unaudited) of interest expense related to these notes.

      In connection with the Recapitalization discussed in Note 2, both the majority shareholder and minority shareholders were paid for services provided to the Company related to the Recapitalization. These costs were recorded as a reduction to paid-in capital and approximated $960,000 in fiscal 1996.

      The Company leased its previous warehouse and office facilities under a lease-purchase agreement which was fully paid in a previous year. Subsequent to February 3, 1996, the Company sold an assignment of its interest in the lease on this property to a related party for $850,000, which resulted in a gain of approximately $513,000 in the thirteen week period ended May 4, 1996.

  7.  INCOME TAXES

      A summary of the components of the provision for income taxes is as follows:

                                                                                                       Thirteen Week
                                                         Fiscal Year Ended                              Period Ended
                                          -----------------------------------------------    -----------------------------
                                           January 29,      January 28,     February 3,       April 29,         May 4,
                                               1994            1995             1996            1995             1996
                                          --------------   --------------  --------------    ------------    -------------
                                                                                                     (Unaudited)
       Federal:
           Current                           $799,000       $1,553,000       $1,476,000        $493,000         $573,000
           Deferred                            19,000         (237,000)        (126,000)        (52,000)         (52,000)
                                          --------------   --------------  --------------    ------------    -------------
                                              818,000        1,316,000        1,350,000         441,000          521,000
                                          --------------   --------------  --------------    ------------    -------------
       State:
           Current                            100,000          192,000          178,000          60,000           69,000
           Deferred                             2,000          (29,000)         (14,000)         (6,000)          (6,000)
                                          --------------   --------------  --------------    ------------    -------------
                                              102,000          163,000          164,000          54,000           63,000
                                          --------------   --------------  --------------    ------------    -------------
       Provision for income taxes            $920,000       $1,479,000       $1,514,000        $495,000         $584,000
                                          ==============   ==============  ==============    ============    =============
                                          --------------   --------------  --------------    ------------    -------------

      The provision for income taxes differs from the amounts computed by applying federal statutory rates due to the following:


                                                                                                     Thirteen Week
                                                           Fiscal Year Ended                         Period Ended
                                             ---------------------------------------------    ----------------------------
                                              January 29,     January 28,      February 3,      April 29,       May 4,
                                                 1994             1995            1996            1995           1996
                                             -------------   -------------    -------------    -----------     ---------
                                                                                                      (Unaudited)

       Tax provision computed at the
           federal statutory rate (34%)        $812,000        $1,315,000      $1,345,000        $440,000       $516,000
       Effect of state income taxes, net
           of benefits                           66,000           127,000         118,000          36,000         42,000
       Other                                     42,000            37,000          51,000          19,000         26,000
                                             -------------   -------------    -------------    -----------     ---------
                                               $920,000        $1,479,000      $1,514,000        $495,000       $584,000
                                             =============   =============    =============    ===========     =========

      Temporary differences which create deferred tax assets are detailed below:


                                         January 28, 1995             February 3, 1996               May 4, 1996
                                    --------------------------   -------------------------   ---------------------------
                                      Current      Noncurrent      Current     Noncurrent      Current       Noncurrent
                                    -----------  -------------   ----------  -------------   -----------  --------------
                                                                                                     (Unaudited)

       Depreciation                    $      0      $296,000      $      0       $308,000      $      0       $320,000
       Inventory                        253,000             0       371,000              0       312,000              0
       Accruals                         147,000             0       153,000              0       258,000              0
       Other                             10,000             0        14,000              0        14,000              0
                                    --------------------------   -------------------------   ---------------------------
                                        410,000       296,000       538,000        308,000       584,000        320,000
       Valuation allowance                    0             0             0              0             0              0
                                    --------------------------   -------------------------   ---------------------------

       Deferred tax asset, net         $410,000      $296,000      $538,000       $308,000      $584,000       $320,000
                                    ==========================   =========================   ===========================

      The Company has not recorded a valuation allowance for deferred tax assets as realization is considered more likely than not.

  8.  STOCK OPTIONS

      The Hibbett Sporting Goods, Inc. Employee Stock Option Plan (the "Stock Option Plan") authorizes the granting of stock options for the purchase of up to 1,000,000 shares of common stock. The difference in the total exercise price of the options and the estimated fair value at the date of the grant is recorded as compensation expense over the vesting period. As of February 3, 1996, a total of 595,251 shares of the Company's authorized and unissued common stock were reserved for future grants under the Stock Option Plan and options for 404,749 shares were outstanding at that date. The weighted average exercise price of the options granted in fiscal 1996 was $.74 per share. Options outstanding become exercisable 33% at the end of each of the following three successive years for 154,749 shares and the remainder become exercisable 20% at the end of each of the following five successive years.

      Subsequent to February 3, 1996, the Company granted options for 277,000 shares which are exercisable at $1.00 per share, and become exercisable 20% at the end of each of the following five successive years (unaudited).

  9.  COMMITMENTS AND CONTINGENCIES

      Employment Agreement

      On November 1, 1995, the Company entered into an employment agreement with an employee which provides for a three-year employment period at a base salary plus various incentives.

      Legal

      The Company is a party to various legal proceedings incidental to its business. In the opinion of management, after consultation with legal counsel, the ultimate liability, if any, with respect to those proceedings is not presently expected to materially affect the financial position or results of operations of the Company.

10.   INITIAL PUBLIC OFFERING (UNAUDITED)

      The Company is proceeding with the offering of __________ shares of common stock at an initial public price of $_____ per share. The estimated net proceeds to the Company of $__________ will be used to repay the subordinated notes payable to stockholders and to reduce borrowings on the revolving loan agreement.

      Supplemental net income per share before extraordinary item is calculated by dividing net income (after adjustment for applicable interest expense) by the number of weighted average shares outstanding after giving effect to the estimated number of shares that would be required to be sold (at the initial public offering price of $_____ per share) to repay $_____ and $_____ of debt at February 3, 1996 and May 4, 1996, respectively. Supplemental net income per share before extraordinary item for the fiscal year ended February 3, 1996 and the thirteen week period ended May 4, 1996 was $____ and $_____, respectively. Supplemental net income per share after extraordinary item (to reflect the write off of unamortized debt discount and debt issuance costs) for the fiscal year ended February 3, 1996 and the thirteen week period ended May 4, 1996 was $_____ and $_____, respectively.

======================================
No dealer, salesperson or any other
person has been authorized to
give any information or to make any
representations other than those
contained in this Prospectus in
connection with the offer contained
herein, and, if given or made, such
information or representations must
not be relied upon as having been
authorized by the Company or by any
of the Underwriters.  This Prospectus
does not constitute an offer of any
securities other than those to
which it relates or an offer to sell,
or a solicitation of an offer to
buy, those to which it relates in
any state to any person to whom it
is not lawful to make such offer
in such state.  The delivery of
this Prospectus at any time does
not imply that the information
herein is correct as of any time
subsequent to its date.

     --------------

    Table of Contents
                                   Page
                                   ----
Prospectus Summary............
Risk Factors..................
Use of Proceeds...............
Dividend Policy...............
Dilution......................
Capitalization................
Selected Consolidated
  Financial Data and
  Operating Data..............
Management's Discussion and
  Analysis of Financial
  Condition and Results of
  Operations..................
Business......................
Management....................
Principal Shareholders........
Certain Transactions..........
Shares Eligible for Future
  Sale........................
Description of Capital
  Stock.......................
Underwriting..................
Legal Matters.................
Experts ......................
Additional Information........
Index to Consolidated
Financial Statements..........     F-1

UNTIL     , 1996 (25 DAYS AFTER THE COMMENCEMENT OF THE OFFERING), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER
A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

======================================








                Shares



     HIBBETT SPORTING GOODS, INC.


              Common Stock








          ______________
            PROSPECTUS


             , 1996

          ______________









           Smith Barney Inc.

         Montgomery Securities

   The Robinson-Humphrey Company, Inc.






======================================



                                  PART II
                  INFORMATION NOT REQUIRED IN PROSPECTUS


  Item 13.  Other Expenses of Issuance and Distribution.

  Registration Fee...........................     $11,897
  NASD Filing Fee............................       3,950
  NASDAQ/National Market filing fee..........
  Transfer Agent's Fees......................
  Printing and Engraving.....................
  Legal Fees.................................

  Accounting Fees............................
  Blue Sky Fees..............................
  Miscellaneous..............................
                                                  -------
   Total.....................................     $
                                                  =======

     Each of the amounts set forth above, other than the Registration Fee, NASD Filing Fee and NASDAQ/National Market filing fee, is an estimate.

Item 14.  Indemnification of Directors and Officers.

     The Bylaws provide that the Company must indemnify any person, and such person's heirs and administrators, who is or was an officer or director of the Company or who served at the request of the Company as an officer or director of any corporation of which the Company owns shares of capital stock or of which the Company is a creditor or which is a subsidiary or affiliate of the Company (each such entity other than the Company, a "Related Entity"), against any and all liability and reasonable expenses that may be incurred by such person in connection with or resulting from any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, whether formal or informal, in which such person may have become involved, as a party or otherwise, by reason of being or having been an officer or director of the Company or an officer or director of a Related Entity, or by reason of any action taken or not taken in such capacity. Pursuant to
Section 10-2B-8.51 of the Alabama Business Corporation Act (the "ABCA"), the Company is required to indemnify only if such person acted in good faith and, if acting in official capacity, in what was reasonably believed to be the best interests of the Company or such Related Entity or, if acting in a nonofficial capacity, what was reasonably believed to be conduct that was not opposed to the best interests of the Company or such Related Entity. The Company may not indemnify any such person in connection with any such action, suit or proceeding asserted or brought by or in the right of the Company in which such person is adjudged liable to the Company or in connection with any other proceeding charging improper personal benefit to such person, whether or not involving action in his or her official capacity, in which such person is adjudged liable on the basis that personal benefit was improperly received by such person, unless (and only to the extent that) the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper. To the extent that a director or officer of the Company has been successful on the merits or otherwise in defense of any proceeding or of any claim, issue or matter in such proceeding, such person shall be indemnified against reasonable expenses (including without limitation attorney's fees) actually and reasonably incurred by such person in connection therewith, notwithstanding that such person has not been successful on any other claim, issue or matter in any such action, suit or proceeding.

     The Company may advance expenses (including attorney's fees) incurred in defending a civil or criminal claim, action, suit or proceeding covered by the indemnification provisions of the ABCA in advance of the final disposition thereof upon receipt of a written affirmation by the indemnitee of a good faith belief that the standards of conduct set forth in Section 10-2B-8.51 of the ABCA have been met, and an undertaking by or on behalf of the indemnitee to repay such amount unless it is ultimately determined that the indemnitee is entitled to indemnification under the ABCA.

     The Company may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, partner, employee or agent of any Related Entity against any liability asserted by and incurred by such person in any such capacity or arising out of his or her status as such, whether or not the Company is required or permitted to indemnify him or her against such liability, under the Bylaws or the ABCA. The Company intends to purchase directors and officers liability insurance.

     The proposed form of Underwriting Agreement filed as Exhibit 1 to this Registration Statement provides for indemnification of directors and officers of the Registrant by the underwriters against certain liabilities.

Item 15.  Recent Sales of Unregistered Securities.

     Since June 1, 1993, the Registrant has sold the following securities without registration under the Securities Act of 1933, as amended (the "Act"):

     1. Immediately prior to the Recapitalization, in consideration for his assistance in arranging the Recapitalization, the Company issued to Clyde
B. Anderson 322,419 shares of Common Stock. Section 4(2) of the Act was relied upon for exemption from the registration requirements.

     2. On November 1, 1995, as part of the Recapitalization, The SK Equity Fund, L.P. purchased 17,418,455 shares of Common Stock for $17,418,455 in cash, and SK Investment Fund, L.P. purchased 190,545 shares of Common Stock for $190,545. Section 4(2) of the Act was relied upon for exemption from the registration requirements.

Item 16.  Exhibits and Financial Statement Schedules.

               (a)The following exhibits are filed as part of this Registration Statement:

Exhibit
Number     Description
- -------    -----------
  1*       Form of Underwriting Agreement
  3.1*     Articles of Incorporation of the Registrant, as amended
  3.2*     Bylaws of the Registrant, as amended
  4.1*     Form of Share Certificate
  5.1*     Opinion of Balch & Bingham
10.1* Loan and Security Agreement dated as of November 1, 1995 between the Registrant, Hibbett Team Sales, Inc. and Heller Financial, Inc.
10.2       Stockholders Agreement dated as of November 1, 1995 among
           The SK Equity Fund, L.P., SK Investment Fund, L.P., the Registrant and certain stockholders of the Registrant named therein
10.3 Advisory Agreement dated November 1, 1995 between the Registrant and Saunders, Karp & Co., L.P.
10.4       Employment and Post-Employment Agreement dated as of
           November 1, 1995 between the Registrant and Michael J.
           Newsome
10.5       Letter from the Registrant to Michael J. Newsome dated
           November 1, 1995 re: Incentive Compensation Arrangements
10.6       Non-competition Agreement dated November 1, 1995 among
           Charles C. Anderson, Joel R. Anderson, Clyde B. Anderson, the Registrant, The SK Equity Fund, L.P. and SK Investment Fund, L.P.
10.7 The Registrant's Stock Option Plan (as amended, effective as of March 6, 1996)
10.8       The Registrant's 1996 Stock Option Plan
10.9       Lease Agreement dated as of February 1, 1996 between QRS
           12-14 (AL), Inc. and Sports Wholesale, Inc.
11         Statement of Computation of Net Income Per Share
21         List of Registrant's Subsidiaries
23.1       Consent of Arthur Andersen LLP
23.2* Consent of Balch & Bingham (to be included in Exhibit 5.1 to this Registration Statement)
27         Financial Data Schedule

______________
* Each exhibit marked by an (*) will be filed by Amendment to this Registration Statement.

     (b)Financial Statement Schedules.

     All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission have been omitted because they are not required under the related instructions or are inapplicable as the information has been provided in the financial statements or related notes thereto.

Item 17.   Undertakings

     The undersigned registrant hereby undertakes:

     (a) The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

      (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and persons controlling the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification (other than by policies of insurance) is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (c)  The undersigned registrant hereby undertakes that:

         (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

         (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.



                                SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Birmingham, State of Alabama, on the 27th day of June, 1996.


                                       Hibbett Sporting Goods, Inc.




                                       By /s/ Michael J. Newsome
                                       -------------------------------------
                                          Michael J. Newsome
                                          President, Chief Operating Officer

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael J. Newsome and Susan Fitzgibbon, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and revocation, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and things requisite and necessary to be done as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

               Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

       Signature                          Title                     Date
       ---------                          -----                     ----

/s/ Michael J. Newsome           Principal Executive Officer      June 27, 1996
- --------------------------       and Director
Michael J. Newsome

/s/ Susan H. Fitzgibbon          Principal Financial Officer,     June 27, 1996
- --------------------------        Controller and Principal
Susan Fitzgibbon                  Accounting Officer

/s/ Clyde B. Anderson            Director                         June 27, 1996
- --------------------------
Clyde B. Anderson

/s/ Thomas A. Saunders, III      Director                         June 27, 1996
- --------------------------
Thomas A. Saunders, III


/s/ F. Barron Fletcher, III      Director                         June 27, 1996
- --------------------------
F. Barron Fletcher, III


/s/ John F. Megrue               Director                         June 27, 1996
- --------------------------
John F. Megrue


/s/ Barry H. Feinberg            Director                         June 27, 1996
- --------------------------
Barry H. Feinberg


                                 EXHIBIT INDEX

Exhibit
Number     Description
- -------    ----------

  1*       Form of Underwriting Agreement
  3.1*     Articles of Incorporation of the Registrant, as amended
  3.2*     Bylaws of the Registrant, as amended
  4.1*     Form of Share Certificate
  5.1*     Opinion of Balch & Bingham
10.1* Loan and Security Agreement dated as of November 1, 1995 between the Registrant, Hibbett Team Sales, Inc. and Heller Financial, Inc.
10.2       Stockholders Agreement dated as of November 1, 1995 among
           The SK Equity Fund, L.P., SK Investment Fund, L.P., the Registrant and certain stockholders of the Registrant named therein
10.3 Advisory Agreement dated November 1, 1995 between the Registrant and Saunders, Karp & Co., L.P.
10.4       Employment and Post-Employment Agreement dated as of
           November 1, 1995 between the Registrant and Michael J.
           Newsome
10.5       Letter from the Registrant to Michael J. Newsome dated
           November 1, 1995 re: Incentive Compensation Arrangements
10.6       Non-competition Agreement dated November 1, 1995 among
           Charles C. Anderson, Joel R. Anderson, Clyde B. Anderson, the Registrant, The SK Equity Fund, L.P. and SK Investment Fund, L.P.
10.7 The Registrant's Stock Option Plan (as amended, effective as of March 6, 1996)
10.8       The Registrant's 1996 Stock Option Plan
10.9       Lease Agreement dated as of February 1, 1996 between QRS
           12-14 (AL), Inc. and Sports Wholesale, Inc.
11         Statement of Computation of Net Income Per Share
21         List of Registrant's Subsidiaries
23.1       Consent of Arthur Andersen LLP
23.2* Consent of Balch & Bingham (to be included in Exhibit 5.1 to this Registration Statement)
27         Financial Data Schedule
______________
* Each exhibit marked by an (*) will be filed by Amendment to this Registration Statement.